Valeo

Paris, May 16, 2002

U.S. Security and Exchange Commission
Office of International Corporate Finance
Room 3094, Stop 3 – 6
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

File n° 82 – 3668
Rule 12g3-2(b)
Valeo A.D.R.'s

02034222

SUPPL

02 MAY 20 AM 10: 23

Dear Sirs,

Please find enclosed;

- The Combined Shareholders' Meeting notice
- The agenda of the Combined Shareholders' Meeting
- The guide of the Participant ("How can I take part ?")
- The Proxy

for the Combined Shareholders' Meeting will will be held on May 29, 2002, or, if no quorum is reached, June 10, 2002.

Yours faithfully,

PROCESSED
MAY 2 1 2002
THOMSON FINANCIAL

Bruno-Roland Bernard
Investor Relations Director

dlw 5/20

Encl.

VALEO
French société anonyme with a Management Board and Supervisory Board
share capital: 249,169,809 euro
Registered office: 43 rue Bayen, 75017 Paris
Paris Registry of Commerce no. 552 030 967

Meeting Notice

Valeo shareholders are invited to attend the Ordinary and Extraordinary General Meeting on Wednesday, May 29, 2002 at 4 :00 p.m. at the registered office 43, rue Bayen, 75017 Paris. Should a quorum be lacking, the meeting will be held on Monday, June 10, 2002 at 4:00 p.m. at the CNIT Convention Center, Diderot auditorium, 2 place de la Défense, 92053 Paris-La-Défense. The meeting will deliberate on the following agenda and resolutions:

Agenda for the Ordinary Meeting

- Management Board report on operations and financial statements (unconsolidated and consolidated) for 2001;
- Supervisory Board observations on the Management Board's management report and on the 2001 financial statements (unconsolidated and consolidated);
- Statutory Auditors' report;
- Statutory Auditors' special report on the agreements referred to in Articles L.225-86 et seq. of the Commercial Code;
- Review and approve the fiscal year 2001 unconsolidated accounts;
- Review and approve the fiscal year 2001 consolidated accounts;
- Approve the agreements referred to in Article L.225-86 of the Commercial Code;
- Allocate the earnings for the fiscal year;
- Ratify the appointment of a Supervisory Board member;
- Authorize the Management Board to issue bonds;
- Authorize the Management Board to sell and purchase the company's shares.

Agenda for the Extraordinary Meeting

- Authorize the Management Board to reduce the share capital by canceling shares of treasury stock;
- Authorize the Management Board to grant stock options to subscribe or purchase shares of the company to staff or senior management of Valeo or of any directly or indirectly held affiliates;

- Authorize the Management Board to increase, with preferential subscription rights, the share capital by issuing shares and/or securities giving immediate or future access to shares of the company;
- Authorize the Management Board to increase, without preferential subscription rights, the share capital by issuing shares of stocks and/or securities giving immediate or future access to shares of the company;
- Authorize the Management Board to increase the share capital by issuing shares reserved for employees, without preferential subscription rights.
- Authorize the Management Board to increase the share capital by capitalizing premiums, reserves, profits or other;
- Authorize the Management Board to increase the share capital by issuing shares and/or securities giving immediate or future access to shares of the company, in the event of a public takeover offer for Valeo stock;
- Approve a plan for a partial business transfer from Valeo to Equipment 10 of Valeo's clutch division and approve its remuneration;
- Approve a plan for a partial business transfer from Valeo to Equipment 9 of Valeo's friction materials division and approve its remuneration;
- Amend Article 3 of the bylaws (*purpose*);
- Amend Article 9 of the bylaws (*transfer*);
- Amend Article 17 of the bylaws (*Supervisory Board*);
- Amend Article 23 of the bylaws (*duties and powers of the Supervisory Board*);
- Amend Article 26 of the bylaws (*regulated agreements*);
- Amend Article 30 of the bylaws (*attendance and representation at Meetings*);
- Amend Article 33 of the bylaws (*quorum and majority/competence*);
- Delegate powers to carry out formalities.

TEXT OF RESOLUTIONS

Ordinary General meeting

Resolution 1 *(Review and approve the fiscal year 2001 unconsolidated accounts)* – The General Meeting, having considered the management report of the Management Board, the Supervisory Board's observations and the Statutory Auditor's general report, approves the unconsolidated accounts for the fiscal year ended December 31, 2001 as they were presented to it, and all the transactions that they reflect.

Resolution 2 *(Review and approve the fiscal year 2001 consolidated accounts)* – The General Meeting, having considered the management report of the Management Board, the Supervisory Board's observations and the Statutory Auditor's general report, approves the

consolidated accounts for the fiscal year ended December 31, 2001 as they were presented to it, and all the transactions that they reflect.

***Resolution 3** (Approve the agreements referred to in Article L. 225-86 of the Commercial Code)* – The General Meeting, having considered the Statutory Auditors' special report on the agreements referred to in Articles L. 225-86 et seq. of the Commercial Code, approves the new agreements described therein and the continuance of previously approved agreements.

***Resolution 4** (Allocate earnings for the year)* –

1) The General Meeting notes that the financial statements for the period ended December 31, 2001 and approved by this General Meeting disclose a net income of euro 327,747,076.08 and a profit available for distribution of euro 327,747,076.08.

2) The General Meeting decides to allocate the profit available for distribution as follows:

As a dividend to be paid to shareholders	€ 58,139,622.10
Appropriation of the balance to retained earnings	€ 269,607,453.98

The dividend to be paid for fiscal year 2001 shall be € 0.70 per share. This dividend carries a € 0.35 dividend tax credit per share. This tax credit is reduced to € 0.105 per share for legal entities other than those enjoying tax treatment for "parent companies".

The dividend shall be paid to the shareholders either at the Valeo headquarters or at the teller window of the banks or financial institutions authorized to pay the dividend upon proper identification or presentation of a deposit certificate for the shares or of their registration with the company.

The dividend shall be paid with effect July 1, 2002.

In the event the company holds some of its own shares when the dividend is paid, the profits relating to the dividend not being paid on these shares shall be allocated to the "retained earnings" account.

The General Meeting notes that the amount of the dividend distributed, the dividend tax credit and the total income per share over the past three fiscal years were as follows:

Fiscal Year	Number of shares paid	Dividend distributed in euro	Tax credit in euro	Total income in euro
1998	82,475,628	1	0.50	1.50
1999	82,808,128	1.50	0.75	2.25
2000	82,923,403	1.35	0.68	2.03

***Resolution 5** (Ratify the appointment of a Supervisory Board member)* – The General Meeting ratifies the appointment of Mr. Jean-Bernard Lafonta, appointed by the Supervisory Board on December 7, 2001 for the remainder of Mr. Guy de Wouters's term, *i.e.*, up to the General Meeting called to approve the 2006 financial statements.

***Resolution 6** (Authorize the Management Board to issue bonds)* – The General Meeting, having considered the Management Board's report:

- authorizes the Management Board to issue, both in France and abroad, in euro or in any other currency or monetary unit established by reference to several currencies, on one or more occasions, through a public issue or a private placement, bonds or other debt securities conferring in the same issue a single right to claim on the company, in particular subordinated debt of a definite or indefinite term, bearing interest at a fixed or variable rate or a zero coupon bond, whether or not secured by warrants giving right to the grant, acquisition or subscription to bonds or other securities representing a claim, up to a total nominal amount of euro 2 billion or its equivalent in any other currency or in any other monetary unit established by reference to several currencies on the day the issue is decided, it being understood that the maximum nominal amount applies overall to the bonds or other debt securities issued directly or following the exercise of warrants, but does not include redemption premium(s) if any. This authorization does not cover negotiable debt securities, as defined in Articles L.213-1 to L.213-4 of the French monetary and financial code;
- vests the Management Board with full powers to set the amounts, forms and time, issuance rates and terms, amortization and redemption periods of securities to issue, including the amortization and advanced redemption procedures with a fixed or variable premium or no premium, and, if need be, to secure them with guarantees or sureties;
- authorizes the Management Board to provide for the redemption of bonds, by remittance of assets by the Company;
- authorizes the Management Board to decide that the bonds shall be subordinated securities of a definite or indefinite term, indexed bonds or complex bonds as defined by the French *Commission des Opérations de Bourse* and the *Conseil des Marchés Financiers* (for example, owing to their redemption procedures, payment or other rights such as indexing, or options);
- vests the Management Board with full powers to effect this or these borrowing(s) and specifies that the Management Board shall have full latitude to define the characteristics of the bonds and, if appropriate, the warrants which could be attached to the bonds.

This authorization replaces any previous authorization given to the Management Board to issue bonds to the extent it has not been used. It is given for a five-year period starting today.

The Management Board may, by law and according to its procedures, delegate the powers conferred on it by this resolution to its Chairman or one of its members. The vested party is responsible for reporting to the Management Board on how it carries out its mission under the terms set by the Management Board.

***Resolution** 7 (Authorize the Management Board sell and purchase the company's shares)* – The General Meeting, having considered the Management Board's report and the prospectus approved by the *Commission des Opérations de Bourse*, authorizes the Management Board, in accordance with the provisions of Articles L. 225-209 *et seq.* of the Commercial Code, to buy back the company's shares depending on market conditions, in particular:

- to stabilize the stock price by systematic intervention against the market trend;
- to tender shares in exchange, as payment or otherwise during acquisitions;

- to tender shares upon exercise of the rights attached to securities giving rights to shares of the company through redemption, conversion, exchange or presentation of a warrant or any other manner;
- to cancel all or part of these shares subject to the Extraordinary General Meeting's adoption of a resolution authorizing the Management Board to carry out the cancellation;
- to implement stock purchase plans under the terms of Articles L. 225-177 *et seq.* of the Commercial Code;
- to implement employee stock purchase plans under the terms stipulated by law, in particular Articles L. 443-1 *et seq.* of the Labor Code;
- to implement a financial and equity management policy including keeping the said shares, selling them and transferring them in general.

The purchases of Valeo shares shall be restricted in number as follows:

- The number of shares that Valeo may buy during the term of the stock buy-back program may not exceed 10% of the shares making up Valeo's share capital, i.e. 8,305,660 shares as of December 31, 2001.
- The number of shares that Valeo will hold at any time may not exceed 10% of the shares making up Valeo's share capital.

The overall amount allocated to the aforementioned stock buy-back program may not exceed euro 700,000,000.

The acquisition, sale or transfer of shares may be done at any time, including during a stock offering, and by any means. These include over-the-counter, the acquisition or sale of blocks, options or other derivatives traded on a regulated market or over the counter and the implementation of optional strategies.

The maximum purchase price of the shares under this resolution shall be euro 80 per share (or its equivalent at the same date in any other currency) and the minimum selling price shall be euro 40 per share should the treasury stock acquired be resold on the stock market pursuant to the stock buy-back program authorized by this shareholders' meeting (or the equivalent of this amount at the same date in any other currency).

Starting with this General Meeting, this authorization shall replace the authorization given by the General Meeting of May 9, 2001 in its sixth resolution. It is given for an eighteen-month period starting today.

The General Meeting authorizes the Management Board, in the event of a change of the share's per value, an increase of share capital by capitalizing reserves, reverse stock split, a grant of bonus shares, distribution of reserves or any other assets, capital amortization, or any other transaction affecting shareholder equity, to adjust the aforementioned purchase and selling prices in order to take into account the effect of these transactions on the stock price.

In order to ensure that this authorization is implemented and carried out, the General Meeting authorizes the Management Board, with power to delegate, to place any stock exchange order, sign any sale or transfer document, enter into any agreement including especially, with respect to keeping lists of stock purchases and sales, to make any declarations to the *Commission des Opérations de Bourse*, the *Conseil des Marchés Financiers* and any other authority which may replace them, carry out all formalities and, in general, do what is necessary.

Extraordinary General Meeting

Resolution 8 *(Authorize the Management Board to reduce the share capital by canceling shares of treasury stock)* – The general shareholders' meeting, having the quorum and majority required for an Extraordinary General Meeting and having considered the Management Board's report and the Statutory Auditors' special report, authorizes the Management Board to reduce the share capital, on one or more occasions, in the proportions and at the times it shall decide, by canceling any amount of treasury stock that it may decide within the limits authorized by law, in accordance with Articles L. 225-209 et seq. of the Commercial Code.

A maximum of ten percent (10%) of the shares making up the company's share capital may be canceled by the company under this authorization within any twenty-four months period.

This authorization rescinds any previous authorization given to the Management Board to reduce the share capital by canceling treasury shares to the extent it has not been used. It is given for a twenty-six month period starting today.

The General Meeting grants the Management Board with full powers, and with power to delegate, to carry out any share cancellation or capital reduction operations which may be done under this authorization, modify the bylaws accordingly and to arrange any formalities.

Resolution 9 *(Authorize the Management Board to grant stock options to purchase or subscribe shares of the company to staff or senior management of Valeo or of any directly or indirectly held affiliates)* –The General Meeting, having the quorum and majority required for an Extraordinary General Meeting and having considered the Management Board's report and the Statutory Auditors' special report, authorizes the Management Board, and with respect to the Company's senior managers and directors, the Supervisory Board, pursuant to Articles L.225-177 to L.225-186 of the Commercial Code, to grant options giving right to purchase or subscribe shares of the company, on one or more occasions, to those whom it shall designate among employees, senior managers and directors of the company or of its affiliated companies or groups as provided in Article L.225-180 of the said code.

The subscription and purchase options granted under this authorization may not give right to more than 1,500,000 shares and must be exercised within a maximum period of eight years after they are granted.

The price to pay upon exercise of the subscription or purchase options shall be set by the Management Board and, with respect to the company's senior managers and directors, by the Supervisory Board provided that the price is not set below the limit determined by the law then in effect. If, however, during the period of exercise of the options, the company performs one of the financial or securities transactions stipulated by Article L.225-181 of the Commercial Code, the Management Board and, with respect to the company's senior managers and directors, the Supervisory Board shall, according to the regulations then in effect, adjust the number and/or price of shares to which the options granted to the option beneficiaries give right to take into account those transactions.

Consequently, the General Meeting grants the Management Board and the Supervisory Board, with respect to the Company's senior managers and directors, full powers, with the power to delegate in accordance with the law, in order to:

- draw up the list of beneficiaries and to set the number of shares that each of them may subscribe or purchase;

- determine the conditions of the stock subscription or purchase plan and set the terms and conditions pursuant to which the options shall be granted and exercised. These conditions may include provisions prohibiting the immediate resale of all or part of the shares provided that the period imposed for keeping the securities does not exceed three years after the option is exercised;
- if applicable, temporarily suspend the exercise of options when financial or securities transactions are being carried out;
- carry out, either itself or through a proxy, any actions and formalities to finalize the share capital increases resulting from the exercise of stock subscription options;
- record, if applicable, in accordance with the law, the number and amount of the shares issued upon exercise of the subscription options and amend accordingly the bylaws and generally do all that is necessary.

This authorization, which is valid for thirty-eight months beginning today, includes the shareholders' express renunciation in favor of the subscription options' beneficiaries of their pre-emptive rights to the shares which will be issued upon exercise of the subscription options.

The Management Board shall report to the General Meeting once a year on the transactions carried out under this resolution in accordance with the law then in effect.

Resolution 10 *(Authorize the Management Board to increase, with preferential subscription rights, the share capital by issuing shares and/or securities giving immediate or future access to shares of the company,)* – The General Meeting, having the quorum and majority required for an Extraordinary General Meeting and having considered the Management Board's report and the Statutory Auditors' special report, and in accordance with Article L.225-129-III of the Commercial Code, particularly paragraph 3 thereof:

1. authorizes the Management Board to increase the share capital, on one or more occasions, in France or abroad, in the proportions and at the times it deems fit, either in euro or in any other currency or monetary unit established by reference to several currencies, through the issuance of shares or other securities, including unattached warrants issued for consideration or for free, giving immediate or future access, at any time or on a fixed date, to new or already issued shares of the company by subscription, conversion, exchange, redemption, presentation of a warrant or any other method. These securities include in particular, bonds with stock purchase warrants, convertible bonds and bonds which may be exchanged for shares governed respectively by Articles L.225-150 et seq., L.225-161 et seq. and L.225-168 et seq. of the Commercial Code. The shares and other securities may be subscribed to either for cash or by way of set-off. Such issues shall exclude the issuance of preferred stock with or without voting rights and investment certificates.

2. Should the Management Board use its vested powers, the authorized issue amounts will be limited as follows:

- The maximum nominal amount of capital increases which may occur immediately or in future under this authorization is set at euro 76.22 million, it being understood that the maximum nominal amount of the capital increases which may occur, immediately or eventually, under this Resolution and Resolutions 11 and 13 of this General Meeting is set at euro 100 million.
- The nominal amount of the supplemental shares which may be issued to preserve, under the law, the rights of holders of securities which give a future access to shares, if any, shall be added to that maximum amount.

- The total maximum nominal amount of securities issued representing claims on the company's capital may not exceed euro 1.52 billion, with the understanding that 1) this amount is independent of the amount of bonds and other debt instruments which may be issued under Resolution 6 of this General Meeting and 2) the maximum nominal amount of the debt instruments which may be issued under this Resolution and Resolution 11 of this General Meeting is set at euro 2 billion or its equivalent in any other currency or monetary unit established by reference to several currencies.

3. This authorization will last twenty-six months from the date of this General Meeting.

4. Should the Management Board use this authorization:

- The issue(s) shall be reserved on a pre-emptive basis to those shareholders who may subscribe to new shares in proportion to the number of shares they already hold.
- The General Meeting authorizes the Management Board to institute a pre-emptive right subject to attribution.
- The General Meeting acknowledges and decides, if relevant, that this authorization carries with it an express waiver by the shareholders of their preferential subscription rights in favor of the holders of the securities so issued.
- The shareholders' preferential subscription rights to the shares issued by converting bonds or by exercising unattached warrants are waived.
- If the subscriptions not subject to allocation, and, if applicable, those subject to allocation, do not absorb the entire issue, the Management Board may use, one or more of the following options, in any order, in accordance with the law:
  - to limit the issue to the amount subscribed, provided it is equal to at least three-fourths of the issue decided upon;
  - to freely allocate all or part of the securities issued but not subscribed;
  - to offer all or part of the securities issued and not subscribed in a public offering.

5. The Management Board shall have full powers, with power to delegate, to implement this authorization, to:

- determine the class of securities to issue;
- decide the amount to issue, the issue price and the premium which may be requested at the time of issuance;
- determine the issue dates and procedures, the type and characteristics of securities to issue; and, in case of debt securities, to decide whether they should be subordinated or non-subordinated, to set their interest rate, maturity and other conditions of issue and amortization;
- determine the method of payment of the shares or other securities;
- decide in case of a free allotment of warrants that the detached warrants shall not be negotiable and that the corresponding warrants shall be sold, with the proceeds from the sale being allotted to the rights' holders no later than thirty days from the date that all the allotted warrants were registered on the company's books;
- set the procedures for exercising the rights attached to the shares or securities to be issued and, especially, determine the date, even if retroactive, from which the new shares will pay dividends. Determine the procedures for exercising the rights, if any, to conversion,

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exchange, redemption, including by remitting assets of the company such as shares or securities already issued by the company, as well as all other conditions and procedures for carrying out the issue;

- set the procedures to give the company the option of buying or trading securities on the stock exchange, at any time or during set periods, on the spot or as futures, with an aim of canceling them or not, in accordance with the law;
- provide an option to suspend the exercise of rights attached to the issued securities, for a maximum of three months;
- on its sole initiative, charge the costs of the share capital increase to its share premiums, and set aside from that amount the sums necessary to bring the legal reserve to one-tenth of the new share capital after each increase of share capital;
- make any adjustment requested to comply with legal and regulatory provisions, in order to take into account the impact of the transactions on the share capital of the company, such as a modification of the nominal value of the shares, share capital increase by capitalizing reserves, free assignment of shares, reverse stock split, distribution of reserves or any other assets, amortization of share capital, or any transaction affecting shareholders equity, and set forth the procedures to ensure the protection of the rights of owners of securities that give future access to the share capital;
- make sure that each share capital increase is carried out and that the bylaws are amended accordingly;
- in general, enter into any agreement, in particular to make sure that the planned issues are successful, take all steps and perform all formalities required for the issuance, the listing and the financial servicing of the securities issued under this authorization as well as the exercise of their attached rights.

6. Starting today, this authorization supersedes any previous authorization given to the Management Board to issue, with pre-emptive subscription rights, securities giving immediate or future access to a stake in the company's share capital, to the extent it has not been used;

7. Should the Management Board use the authority granted in this Resolution, the Management Board will report on such use to the next following Ordinary Shareholders Meeting, in accordance with article L.225-129-V, paragraph 3, of the Commercial Code.

Resolution 11 *(Authorize the Management Board to increase, without preferential subscription rights, the share capital by issuing shares and/other securities giving immediate or future access to company stock)*– The General Meeting, having the quorum and majority required for Extraordinary General Meetings, and having considered the report of the Management Board and the special report of the Statutory Auditors, in accordance with article L.225-129-III of the Commercial Code, especially its paragraph 3, and article L.225-148 of the same Code:

1. authorizes the Management Board to increase the share capital, on one or more occasions, in the proportions and at the times it deems fit. The increase may be carried out on the French market and/or foreign markets and/or the international market, by a public offering, in euro or in any other currency or in a monetary unit based on several currencies, by issuing shares or other securities, including unattached warrants issued for consideration or for free, giving immediate or future access, at any time or on a fixed date, to new or already issued shares of the company by subscription, conversion, exchange, redemption, presentation of a warrant or any other method. These securities include in particular, bonds with stock purchase warrants, convertible bonds and bonds which may be exchanged for shares governed respectively by

Articles L.225-150 and seq., L.225-161 et seq. and L.225-168 et seq. of the Commercial Code. The shares and other securities may be subscribed to either for cash or by way of set-off. Such issues shall exclude the issuance of preferred stock with or without voting rights and investment certificates. In particular, these securities may be issued in consideration for securities contributed to the company as part of an exchange offer executed in France or abroad, according to local rules on securities that meet the conditions set forth in article L.225-148 of the Commercial Code.

2. In addition to the issues that may be made under this authorization, the General Meeting authorizes the Management Board to issue shares or securities giving right to shares of the company following the issuance of the following securities, with its consent, by companies, in which the company owns more than 50% of the share capital:

- Bonds issued by subsidiaries of the company with stock purchase warrants of the company attached; or
- any other securities issued by subsidiaries of the company that give right to newly-issued or existing securities that represent an interest in the share capital of the company, whether by conversion, exchange, redemption, presentation of a warrant or by any other means, at any time or at a fixed date.

This decision carries with it a waiver by the shareholders of the company to their preferential subscription rights in favor of the holders of those securities issued by the subsidiaries.

The issuance under this paragraph of shares or warrants and securities representing part of the share capital of the company may not in any case cause the share capital of the company to increase by more than euro 76.22 million, or the equivalent exchange value of this amount, and will be taken into account to calculate the overall maximum amount set forth below. This does not take into account adjustments that may be made to comply with the law.

3. Should the Management Board use this authorization, the authorized issue amounts will be limited as follows:

- The maximum nominal immediate or future increase in share capital that may be carried out under this authorization is euro 76.22 million. The maximum nominal immediate or future value of the increase in share capital that may be carried out under this authorization and under Resolutions 12 and 13 of this Meeting is euro 100 million.
- The nominal value of the supplemental shares that may be issued to preserve, under the law, the rights of the holders of securities which give a future access to shares, if any, shall be added to that maximum amount.
- The total maximum nominal amount of securities issued representing claims on the company's capital may not exceed euro 1.52 billion, with the understanding that 1) this amount is independent of the amount of bonds and other debt instruments which may be issued under Resolution 6 of this General Meeting and 2) the maximum nominal amount of the debt instruments which may be issued under this Resolution and Resolution 10 of this General Meeting is set at euro 2 billion or its equivalent in any other currency or monetary unit established by reference to several currencies.

4. This authorization will last twenty-six months from the date of this General Meeting.

5. The General Meeting waives the shareholders' preferential subscription rights to the securities covered by this Resolution. The Management Board may at its discretion grant a subscription preference under the terms and conditions that it may set for all or part of an issue. However, such preferences may not lead to the creation of negotiable rights and must be

exercised in proportion to the number of shares held by each shareholder. The preferences may possibly be supplemented by a subscription that is subject to attribution. Any securities not subscribed will be placed on the public market in France and/or abroad and/or on the international market.

6. Should the subscriptions, including those of shareholders, not absorb the entire issue, the Management Board may limit the transaction to the subscriptions received, provided that the subscriptions cover at least three-quarters of the intended issue.

7. The General Meeting acknowledges and decides that this authorization carries with it an express waiver by the shareholders to their preferential subscription rights in favor of those securities' holders.

8. The General Meeting waives shareholders' preferential subscription rights to the shares issued by conversion of bonds or by the exercise of unattached warrants.

9. In accordance with article L.225-136, second paragraph of the Commercial Code:

- the issue price for shares issued directly will be at least the average of the share price on the Premier Marché of Euronext Paris S.A. during six consecutive days chosen from the twenty stock exchange trading days before the issue date, after taking into account, if relevant, any difference in the date of entitlement to the dividends;
- the issue price of securities (including unattached stock purchase warrants) other than shares, will be the amount received immediately by the company, increased, if appropriate, by the amount the company could receive eventually, provided that the price of each share issued as a result of these securities be no less than the adjusted average stock price defined in the preceding paragraph;
- the conversion, redemption or transformation into shares of each convertible, redeemable or transformable bond, taking into account its nominal value, must be made into a number of shares such that the amount received by the company, for each share, will be at least equal to the average adjusted stock price defined in the first item of this paragraph 9;
- should article L.225-136, second paragraph, of the Commercial Code be amended, the provisions above will be considered canceled and replaced by the new applicable provisions of law.

10. The Management Board will have all powers to implement this authorization, with the option of delegating further under the conditions set forth by law, especially:

- to determine the class of securities to issue;
- to decide the amount to issue, the issue price and the premium which may be requested at the time of issuance;
- to determine the issue dates and procedures, the type and characteristics of the securities to issue; and, in case of debt securities, to decide whether they should be subordinated or non-subordinated, to set their interest rate, maturity and other conditions of issue and amortization;
- to determine the method of payment of the shares or securities;
- to set the procedures for exercising the rights attached to the shares or securities to be issued and, especially, determine the date, even if retroactive, from which the new shares will earn dividends. Determine the procedures for exercising the rights, if any, to conversion, exchange, redemption, including by remitting assets of the company such as

shares or securities already issued by the company, as well as all other conditions and procedures for carrying out the issue;

- to set procedures to give the company the option of buying or trading securities on the stock exchange, at any time or during set periods, on the spot or as futures, with an aim of canceling them or not, in accordance with the law;
- to provide an option to suspend the exercise of rights attached to the issued securities, for a maximum of three months;
- in case of securities issued as part of an exchange offer (OPE), to draw up the list of securities contributed to the exchange, and to set the conditions for the issue, the exchange parity and the amount of the cash adjustment; to determine the issue procedures for an alternative purchase or exchange offer, an OPE or a single offer to buy or trade securities with securities and cash, or a public takeover offer (OPA) or a swap of principal securities from an OPE or a swap of subsidiary securities from an OPA, and any type of public offer that complies with applicable law and regulation;
- at its sole discretion, to charge the costs of the share capital increase to its share premiums and to set aside from that amount the sums necessary to bring the legal reserve to one-tenth of the new share capital after each increase of share capital;
- to make any adjustment requested to comply with the law, in order to take into account the impact of the transactions on the share capital of the company, such as modification of the nominal value of the shares, share capital increase by capitalizing reserves, free assignment of shares, reverse stock split, distribution of reserves or any other assets, amortization of share capital, or any transaction affecting shareholders equity, and to set the procedures to ensure the protection of the rights of owners of securities that give future access to the share capital;
- to make sure that each capital increase is carried out and that the bylaws are amended accordingly;
- in general, to enter into any agreement, in particular to make sure the planned issues are successful, take all steps and perform all formalities needed for the issuance, the listing and the financial servicing of the securities issued under this authorization as well as the exercise of their attached rights.

11. Starting today, this authorization supersedes any previous authorization given to the Management Board, to issue, without preferential subscription rights, securities giving immediate or future access to a stake in the company's share capital, to the extent it has not been used.

12. Should the Management Board use the authority granted in this Resolution, the Management Board will report on such use to the next following Ordinary Shareholders' Meeting, in accordance with article L.225-129-V, paragraph 3, of the Commercial Code.

Resolution 12 *(Authorize the Management Board to increase the share capital by issuing shares reserved for employees, without preferential subscription rights)* – The General Meeting, having the quorum and majority required for Extraordinary General Meetings, and having considered the report of the Management Board and the special report of the Statutory Auditors, in accordance with articles L.225-129-VII and L.225-138 of the Commercial Code, and articles L.443-1 et seq. of the Labor Code:

1. authorizes the Management Board to increase the share capital, on one or more occasions, up to a maximum nominal value of euro 2.1 million, by issuing shares reserved to employees,

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early retirees or retirees of the company and of its French or foreign affiliates, provided that these employees, early retirees and retirees join a group or company savings plan or a voluntary payroll savings plan set up according to article L.443-1-2 of the Labor Code.

2. This authorization will last twenty-six months from the date of this General Meeting.

3. The issue price of new shares may not be higher than the average stock price of a share on the Premier Marché of Euronext Paris S.A during the 20 trading days prior to the day of the decision determining the opening date for subscriptions, nor lower than this average by more than 20% for members of a company savings plan or 30% for members of a voluntary payroll savings plan.

4. the General Meeting waives in favor of the above-mentioned beneficiaries the shareholders' preferential subscription rights to the securities covered by this authorization.

5. The Management Board will have all powers to implement this authorization, with the option of delegating under the conditions set by the law, and under the conditions set forth above, in particular:

- to determine in accordance with the law the list of companies whose employees, early retirees or retirees may subscribe to the issued shares;
- to decide whether the subscriptions will be made directly or through a collective organization;
- to determine the conditions under which retirees and early retirees belonging to a group or company savings plan may or may not subscribe to the share capital increase;
- to set the amounts that will be issued under this authorization and especially to decide on the issue price, dates, time periods, procedures and conditions for the subscription, paying up, delivery and right of the shares, in accordance with the law;
- to make sure that each share capital increase is carried out and that the bylaws are amended accordingly;
- if necessary, to charge the costs of the share capital increase to its share premiums and to set aside from that amount the sums needed to bring the legal reserve to one-tenth of the new share capital after each share capital increase;
- in general, to enter into any agreement, in particular to make sure the planned issues are successful, take all steps and perform all formalities needed for the issuance, the listing and the financial servicing of the securities issued under this authorization as well as the exercise of their attached rights.

Resolution 13 *(Authorize the Management Board to increase the share capital by capitalizing premiums, reserves, profits or other)* – The General Meeting, having the quorum and majority required for Ordinary General Meetings, and having considered the report of the Management Board, in accordance with article L.225-129-II of the Commercial Code:

1. authorizes the Management Board to increase the share capital, on one or more occasions, in the amounts and at such times as it shall choose, by capitalization of premiums, reserves, profits or other, the capitalization of which is allowed by law and the bylaws, by granting free shares or by raising the nominal value of existing shares, or by both methods.

2. The maximum nominal value of the increase of share capital under this heading may not exceed euro 76.22 million. The maximum nominal immediate or future value of the increases in share capital that may be carried out under this authorization and under Resolutions 10 and 11 of this Meeting is euro 100 million.

3. The Management Board will have all powers to implement this authorization, with the option of delegating under the conditions set by the law, especially:

- to set the amount and type of sums to be incorporated into the share capital, to set the number of new shares to issue and/or the increase of the nominal value of existing shares comprising the authorized share capital, to decide on the date from which the new shares will pay dividends, even retroactively, or the date on which the share nominal value increase will take effect;
- in the case of a distribution of bonus shares, to decide:
  - to make an exception to the provisions of article L.225-149 of the Commercial Code, by deciding that fractional rights may not be traded and that the corresponding shares will be sold, the sums from the sale being attributed to the owners of the rights no later than thirty days from the date that all their shares were registered on the company's books;
  - that shares granted on the basis of existing shares with double voting rights will enjoy those rights upon issuance;
  - to make any adjustments needed to comply with legal and regulatory provisions;
  - to make sure that each share capital increase is carried out and that the bylaws are amended accordingly;
  - in general, to enter into any agreement, in particular to make sure the planned issues are successful, take all steps and perform all formalities needed for the issuance, the listing and the financial servicing of the securities issued under this authorization as well as the exercise of their attached rights.

4. Effective immediately, this authorization supersedes any previous authorization of the Management Board to increase the authorized share capital by capitalization of premiums, reserves, profits or other, with respect to any part of the previous authorization still unused.

5. This authorization of the Management Board will be effective for twenty-six months from this date.

Resolution 14 *(Authorize the Management Board to increase the share capital by issuing shares or securities giving immediate or future access to shares of the company, in the event of a public takeover offer for Valeo stock)* – The General Meeting, having the quorum and majority required for Extraordinary General Meetings, and having considered the report of the Management Board authorizes the Management Board to use, in accordance with the law, all or part of the authorizations granted in Resolutions 10, 11 and 13 in the event of public takeover offers, exchange offers and any other type of public offer over securities issued by the company, in compliance with applicable law and regulation, throughout the offer period.

This authorization will expire at the end of the General Meeting that votes on the financial statements for the period ending on December 31, 2002.

Resolution 15 *(Approve a plan for a partial business transfer from Valeo to Equipment 10 of Valeo's clutch division and approval of its remuneration)* – The General Meeting, having the quorum and majority required for Extraordinary General Meetings, and having considered the following:

- The agreement for a partial business transfer entered into between Valeo and the company Equipment 10, which is to be renamed "Valeo Embrayages", filed with the Clerk of the Tribunal of Commerce of Paris. Pursuant to this agreement, Valeo will contribute the assets and liabilities representing the entire and autonomous clutch activities of Valeo

(listed in the agreement) to its subsidiary Equipment 10 (Valeo Embrayages), under certain conditions precedent listed in the agreement, as a partial business transfer subject to the divestment regime, effective retroactively on January 1, 2002. The assets are valued at euro 218,087,584 and the liabilities at euro 78,087,584. In consideration thereof, Valeo will receive 9,333,333 shares with a par value of euro 15 each, entirely paid and giving right to dividend as of January 1, 2002, issued by Equipment 10 (Valeo Embrayages) through a share capital increase. The balance between the net value of the contribution and the amount of share capital increase, i.e., 5 euro, constitutes a contribution premium.

- The report of the Management Board to the General Meeting.
- The report of the auditors appointed by the President of the Tribunal of Commerce of Paris.

1. The General Meeting approves said partial business transfer subject to the divestment regime, its appraisal and in particular:

- all the provisions of the agreement relating to the partial business transfer and its exhibits;
- the granting to Valeo of 9,333,333 shares with par value of euro 15 each, entirely paid, that Equipment 10 (Valeo Embrayages) will issue through a share capital increase.

2. The General Meeting notes that the contribution will be complete when it will have been duly established that all the conditions precedent listed in the agreement have been met or that one and/or the other party has waived, in all or in part, those conditions precedent.

3. The General Meeting gives the Management Board all powers needed to complete the contribution, with the option to delegate in accordance with the law, in order to establish that the conditions precedent set forth in the agreement are met, or, if applicable, to renounce on behalf of the company, in all or in part, to those conditions precedent. Consequently, the Management Board is empowered:

  - if necessary and in any form, to reiterate the contribution made to Equipment 10 (Valeo Embrayages), to finalize all confirmatory, supplemental and corrective deeds that may be necessary, to complete all formalities to facilitate the transfer of the assets Valeo is contributing to Equipment 10 (Valeo Embrayages);
  - to complete any forms, to make reports to the administrations concerned, as well as any notifications to whomever; in case of difficulty, to initiate or pursue any lawsuit;
  - for the purposes above, to sign any deeds or documents, to elect legal residence, to replace and to delegate within these powers, and to do all that may be necessary.

Resolution 16 *(Approve the proposed partial business transfer from Valeo to Equipment 9 of Valeo's friction materials division and approval of its remuneration)* – The General Meeting, having the quorum and majority required for Extraordinary General Meetings, and having considered the following.

- The agreement for a partial business transfer entered into between Valeo and the company Equipment 9, which is to be renamed "Valeo Matériaux de Friction", filed with the Clerk of the Tribunal of Commerce of Paris. Pursuant to this agreement, Valeo will contribute the assets and liabilities representing the entire and autonomous friction materials activities of Valeo (listed in the agreement) to its subsidiary Equipment 9 (Valeo Matériaux de Friction), under certain conditions precedent listed in the agreement, as a partial business transfer subject to the divestment regime, effective retroactively on January 1, 2002. The assets are valued at euro 82,443,712 and the liabilities at euro 22,443,712. In consideration thereof, Valeo will receive 4,000,000 shares with a par

value of euro 15 each, entirely paid and giving rights to dividends as of January 1, 2002, to be issued by Equipment 9 (Valeo Matériaux de Friction) through a share capital increase.

- The report of the Management Board to the General Meeting, and
- The report of the auditors appointed by the President of the Tribunal of Commerce of Paris.

1. The General Meeting approves the partial business transfer subject to the divestment regime to Equipment 9 (Valeo Matériaux de Friction), its appraisal and in particular:

- all the provisions of the agreement relating to the partial business transfer and its exhibits;
- the granting to Valeo of 4,000,000 shares with a par value of euro 15 each, entirely paid, that Equipment 9 (Valeo Matériaux of Friction) will issue through a share capital increase.

2. The General Meeting notes that the contribution will be complete when it will have been duly established that all the conditions precedent listed in the agreement have been met or that one and/or the other party has renounced, in whole or in part, to those conditions precedent.

3. The General Meeting gives the Management Board all powers required to complete the contribution, with the option to delegate under the provisions of law, in order to establish that the conditions precedent in the agreement were met, or, if applicable, waive on behalf of the company, in all or in part, the conditions precedent. Consequently, the Management Board is empowered:

- if necessary and in any form, to repeat the contribution made to Equipment 9 (Valeo Matériaux de Friction), to finalize all confirmatory, supplemental and corrective deeds that may be necessary, to complete all formalities to facilitate the transfer of the assets Valeo is contributing to Equipment 9 (Valeo Matériaux de Friction);
- to complete any forms, to make reports to the administrations concerned, as well as any notifications to whomever; in case of difficulty, to initiate or pursue any lawsuit;
- for the purposes above, to sign any deeds or documents, to elect legal residence, to replace and to delegate within these powers, and to do all that may be necessary.

***Resolution** 17 (Amend article 3 of the bylaws (purpose))* – The General Meeting, having the quorum and majority required for Extraordinary General Meetings, and having considered the report of the Management Board, amends the first paragraph of article 3 of the bylaws as follows:

Former version:

"The purpose of the Company is as follows:

- *The study, manufacturing, sale, trade and supply of all products, devices and services for the industry and retail sectors, likely to be manufactured and developed by the company factories or of interest to its customers,*
- *and more generally, carrying out any transactions whatsoever, i.e., industrial, commercial, financial, real estate and securities transactions, sales, holding acquisition, contributions, etc., directly or indirectly related to the corporate purpose or likely to promote its extension or development."*

New version:

"The purpose of the Company is:

- *The study, manufacturing, sale, trade and supply of all products, devices and services for the industry and retail sectors, likely to be manufactured and developed by factories of the company and companies of its group or of interest to their customers,*

- *and more generally, carrying out any transactions whatsoever, i.e., industrial, commercial, financial, real estate and securities transactions, sales, holding acquisition, contributions, etc., directly or indirectly related to the corporate purpose or likely to promote its extension or development."*

Resolution 18 *(Amend article 9 of the bylaws (transfer))* – The General Meeting, having the quorum and majority required for Extraordinary General Meetings, and having considered the report of the Management Board, amends article 9 of the bylaws as follows:

Former version:

"The shares will be freely transferable except if provided otherwise by law.

In the event of a share capital increase, the new shares will be transferable as of the implementation of said increase.

The Company may ask to be provided with information concerning its ownership structure and shareholding carrying immediate or future voting rights, at its own shareholders Meetings in accordance with the laws and regulations in force.

In addition to the thresholds provided by article L.233-7 of the New Commercial Code, any individual or legal entity owning directly or indirectly, alone or together, a number of shares representing more than 2% of the share capital or voting rights of the Company, must notify the Company by registered letter with acknowledgement of receipt within fifteen days upon reaching the said 2% threshold, setting forth its name and the names of the persons acting jointly. This notification obligation also applies when holding additional fractions of 2% of the share capital or voting rights or when the threshold of 2%, or of a multiple of the latter, has been reduced and reached.

In the event of failure to fulfill the obligation set forth above, the sanctions under article L.233-14 of the New Commercial Code will be applied provided that the request for sanctions of one or several shareholders holding at least 2% of the share capital or voting rights is recorded in the minutes of the General Shareholders Meeting."

New version:

"1. "The shares will be freely transferable except if provided otherwise by law.

In the event of a share capital increase, the new shares will be transferable as of the implementation of said increase.

2. To identify holders of shares in bearer form, the Company may request, in accordance with the law, that any organization or intermediary provides information to identify holders of securities of the Company, which confer present or future voting rights in its Shareholder's Meetings, and especially the number of securities they hold.

If these are registered certificates giving immediate or future access to share capital, the intermediary of record in accordance with the New Commercial Code must reveal the identities of the owners of these certificates, upon simple request of the Company or its representative, which may be presented at any time. Failure by the holders of certificates or the intermediaries to provide the information required above may, as set forth by law, lead to suspension or forfeiture of the right to vote and of the right to the distribution of dividends.

3. In addition to the thresholds provided by article L.233-7 of the New Commercial Code, any individual or legal entity owning directly or indirectly, alone or together, a number of shares representing more than 2% of the share capital or voting rights of the Company, must notify the Company by registered letter with acknowledgement of receipt within fifteen days upon reaching the said 2% threshold, setting forth its name and the names of the persons acting jointly. This notification obligation also applies when holding additional

fractions of 2% of the share capital or voting rights or when the threshold of 2%, or of a multiple of the latter, has been reduced and reached.

The intermediary recorded as holding the shares in accordance with the third paragraph of article L.228-1 of the new Commercial Code is bound to make the reports required by this article for all the shares held on account, without prejudice to the obligations of the owners of the shares.

In the event of failure to comply with the provisions set forth above, the sanctions under article L.233-14 of the New Commercial Code will be applied provided that the request for sanctions of one or several shareholders holding at least 2% of the share capital or voting rights is recorded in the minutes of the General Shareholders Meeting"

Resolution 19*(Amend article 17 of the bylaws (Supervisory Board))* – The General Meeting, having the quorum and majority required for Extraordinary General Meetings, and having considered the report of the Management Board, amends article 17, paragraph 1, of the bylaws as follows:

> *"1. The Management Board will be under the control of the Supervisory Board which will be composed of no less than three members and no more than eighteen members, except for temporary derogation in the event of mergers. The members consisting of either individuals or legal entities will be appointed by the General Shareholders Meeting which may remove them at any time."*

Resolution 20*(Amend article 23 of the bylaws (duties and powers of the Supervisory Board))* – The General Meeting, being convened with the quorum and the majority required for Extraordinary General Meetings, having considered the report of the Management Board, amends the eighth paragraph of article 23.1 of the bylaws as follows:

Former version of the eighth paragraph of article 23.1:

> *"It may authorize proposed agreements between the Company and a member of the Supervisory Board or of the Management Board and related agreements in accordance with article L 225-86 of the New Commercial Code."*

New version of the eighth paragraph of article 23.1:

> *"It may authorize the agreements set forth in article 26 below."*

Resolution 21*(Amend article 26 of the bylaws (regulated agreements))* – The General Meeting, being convened with the quorum and the majority required for Extraordinary General Meetings, having considered the report of the Management Board, amends article 26 of the bylaws as follows:

Former version:

> *"Any agreement falling within the scope of Articles L.225-86 to L.225-89 of the New Commercial Code entered into between the Company and one of the members of the Management Board or Supervisory Board will be subject to the prior authorization of the Supervisory Board."*

New version:

> *"Any direct or indirect agreement between the Company and one of the members of the Management Board or the Supervisory Board, a shareholder holding more than 5% of the voting rights or, if a shareholding company, its parent company as defined in article L.233-3 of the New Commercial Code, will be subject to the prior authorization of the Supervisory Board.*
>
> *The same applies to agreements in which one of the persons mentioned in the preceding paragraph is indirectly interested or if the agreement takes place between the Company and a company, if one of the members of the Management Board or the Supervisory Board of the Company is an owner, unlimited partner, manager, administrator, member of the Supervisory Board or, generally, a director of this business.*
>
> *The provisions of the two paragraphs above do not apply to agreements bearing on current operations and signed under the normal conditions, which were submitted using the formalities provided for by article L.225-87 of the New Commercial Code."*

Resolution 22 *(Amend article 30 of the bylaws (attendance and representation at Meetings))* – The General Meeting, being convened with the quorum and the majority required for Extraordinary General Meetings, having considered the report of the Management Board, amends the first paragraph of article 30 of the bylaws as follows:

Former version:

> *"To be allowed to attend the meetings, the holders of registered shares must be recorded in the Company register at least five days before the date of the Meeting; the holders of bearer shares must hand over at the place indicated on the notice of the meeting, at least five days before the date of the meeting, a certificate issued by the intermediary in charge of managing their securities in accordance with the law."*

New version:

> *"To be allowed to attend the meetings, the holders of registered shares must be recorded in the Company register at least two days before the date of the Meeting; the holders of bearer shares must hand over at the place indicated on the notice of the meeting, at least two days before the date of the meeting, a certificate issued by the intermediary in charge of managing their securities in accordance with the law."*

Resolution 23 *(Amend article 33 of the bylaws (quorum and majority/competence))* – The General Meeting, being convened with the quorum and the majority required for Extraordinary General Meetings, having considered the report of the Management Board, adds a new and final paragraph to article 33 of the bylaws as follows:

> *"If the Management Board decides to use telecommunications and publishes its decision to do so in the Notice of Meeting or the convening notice, shareholders participating by means of video conference or telecommunications that allow them to be identified in accordance with law and regulation will be considered present for the purposes of constituting a quorum and a majority."*

Resolution 24 *(Delegate powers to carry out formalities)* – The General Meeting grants full powers to the bearer of an original, an extract or copy of the minutes of the Meeting to carry out all legal filing, publication and other formalities.

* * *

Shareholders holding a fraction of authorized share capital pursuant to the provisions of the decree of March 23, 1967, may require that proposed resolutions be included in the agenda of the General Meeting by sending their request with the text of the proposed resolution and possibly a brief explanation of the reasons for it to the Company's head office by registered letter, return receipt requested, within ten days of the publication of this notice.

To be entitled to participate, to be represented at the meeting or to vote by mail:

- owners of registered shares must be recorded in the company register, at least five days before the date of the meeting;
- owners of shares held in bearer form must send to Société Générale, Shareholder Meeting Services, 32 rue du Champ de Tir, BP 81236, 44312 Nantes cedex 3, within the same five day-period, a certificate certifying from the approved intermediary in charge of managing their securities that the shares are frozen.

You are reminded that each share is entitled to one vote, and that double voting rights are assigned to shares which have been registered to the same shareholder for at least four years.

Instead of participating personally in the meeting, shareholders may choose one of the following options:

a) Give a proxy to their spouse or to another shareholder;
b) Send a proxy to the company without indicating the name of an agent;
c) Vote by mail.

A form for voting by proxy or by mail will be sent to the owners of registered shares. Owners of shares held in bearer form may also obtain these forms from the head office of the company or from Société Générale, Shareholder Meeting Services, 32 rue du Champ de Tir, BP 81236, 44312 Nantes cedex 3 by making their request by registered letter, return receipt requested, at least 6 days before the date of the shareholder's meeting. This form must be returned in the same manner so that Société Générale receives it not later than three days before the meeting. Shareholders who have voted by mail may not participate directly in the shareholder meeting, or be represented by proxy.

The Management Board

COMBINED SHAREHOLDERS' MEETING MAY 29
OR, IF NO QUORUM IS REACHED, JUNE 10
2002

Valeo

AGENDA

Agenda of the Ordinary Meeting

- Management Board report on operations and financial statements (unconsolidated and consolidated) for 2001;
- Supervisory Board observations on the Management Board's management report and on the 2001 financial statements (unconsolidated and consolidated);
- Statutory Auditors' report;
- Statutory Auditors' special report on the agreements referred to in Articles L.225-86 et seq. of the Commercial Code;
- Review and approve the fiscal year 2001 unconsolidated accounts;
- Review and approve the fiscal year 2001 consolidated accounts;
- Approve the agreements referred to in Article L.225-86 of the Commercial Code;
- Allocate the earnings for the fiscal year;
- Ratify the appointment of a Supervisory Board member;
- Authorize the Management Board to issue bonds;
- Authorize the Management Board to sell and purchase the Company's shares.

Agenda of the Extraordinary Meeting

- Authorize the Management Board to reduce the share capital by canceling shares of treasury stock;
- Authorize the Management Board to grant stock options to subscribe or purchase shares of the Company to staff or senior management of Valeo or of any directly or indirectly held affiliates;
- Authorize the Management Board to increase, with preferential subscription rights, the share capital by issuing shares and/or securities giving immediate or future access to shares of the Company;
- Authorize the Management Board to increase, without preferential subscription rights, the share capital by issuing shares of stock and/or securities giving immediate or future access to shares of the Company;
- Authorize the Management Board to increase the share capital by issuing shares reserved for employees, without preferential subscription rights.
- Authorize the Management Board to increase the share capital by capitalizing premiums, reserves, profits or other;
- Authorize the Management Board to increase the share capital by issuing shares and/or securities giving immediate or future access to shares of the Company, in the event of a public takeover offer for Valeo stock;
- Approve a plan for a partial business transfer from Valeo to Equipment 10 of Valeo's clutch division and approve its remuneration;
- Approve a plan for a partial business transfer from Valeo to Equipment 9 of Valeo's friction materials division and approve its remuneration;
- Amend Article 3 of the bylaws (Purpose);
- Amend Article 9 of the bylaws (Transfer);
- Amend Article 17 of the bylaws (Supervisory Board);
- Amend Article 23 of the bylaws (Duties and powers of the Supervisory Board);
- Amend Article 26 of the bylaws (Regulated agreements);
- Amend Article 30 of the bylaws (Attendance and representation at Meetings);
- Amend Article 33 of the bylaws (Quorum and majority/competence);
- Delegate powers to carry out formalities.

The year 2001 was marked by a deterioration in the world automotive market: the slowdown in the growth of car registrations, observable at the end of 2000, led to a decline in production throughout the world. Following the events of September 2001, the macro-economic environment continued to deteriorate.

In the face of severe operating difficulties in the first quarter 2001, Valeo's reorganized management team designed and implemented a recovery plan in the second quarter involving industrial restructuring and re-focusing on core businesses through the disposal of non-strategic activities. As a result there was a gradual turnaround in operating profitability during the course of the following three quarters.

In addition, as from mid-year, the Group accelerated the reorganization of its industrial base in order to adapt to the consequences of the crisis.

Valeo's activity and the world automotive environment

Sales grew by 12.2% versus 2000 to total 10.2 billion euro in 2001. The positive impact of changes in the reporting entity accounted for 13.7% and variations in exchange rates, 0.3%. Sales were down by 1.8%, excluding exchange rate and reporting entity variations, while world automotive output is estimated to have declined by 3% in volume*. Gains in market share enabled Valeo to partially offset lower output.

- In Europe, car registrations increased by 1% in 2001. This increase was sustained in Great Britain (10%), in France (6%) and in Spain (4%), while Germany and Italy registered a drop of 1%. Output fell in the second half and was down by an estimated 1% over the year. Its commercial performance however allowed Valeo to increase sales by 4% at constant reporting entity and exchange rates. Sales in Europe accounted for 67% of the Group's overall sales in 2001.
- In North America, automakers waged a price war relayed interest-free financing at the end of the year. These commercial actions checked the decline in sales: car registrations were down by 1% over the whole year. Inventory reduction led to a fall in output of around 10% over the same period. Valeo's sales declined by 14% at constant reporting entity and exchange rates, essentially on the supplier market. Sales in North America accounted for 24% of the Group's overall sales in 2001.
- In Asia, output fell slightly (– 1%), notably in Japan and South Korea. Valeo's sales were down by 1% at constant reporting entity and exchange rates, in line with market trends.
- In South America, the market grew significantly in Brazil despite a dip during the second half: car registrations were up by 10% over the year and production grew by an estimated 6%. In Argentina, the economic crisis strongly impacted car registrations (down by 4%) and output (estimated fall of 44%). Valeo's sales reflect the evolution of these markets.

The impact of variations in the reporting entity is the result of growth operations carried out during the previous year: acquisitions of the automotive business of Labinal (Sylea) and the thermal activities of Bosch Automotive Systems (ex-Zexel Corporation) in Europe and in North America and the setting up of a joint venture with Unisia Jecs. In addition in 2001, in line with commitments made in 2000 within the framework of the acquisition of the automotive business of Labinal, Valeo finalized the acquisition of 100% of the capital of Telma (consolidated as from March 1st). The exit from the reporting entity of certain activities during the course of the year had a limited impact due to their size and their effective dates (Filtrauto, end October, non-automotive wiring business, end September, Halifax site in Great Britain, end October).

Exchange rate variations essentially reflect the impact of the rise in the US dollar which offset the fall in the yen and the won.

Positive evolution in operating results

The first quarter of 2001 marked a low point in operating results with a fall in the level of the **gross margin**, down by 4.4 percentage points, compared with a year earlier, to 15.0% of sales. This trend has since been reversed with gross margin rising to 16.7% in the second quarter to total 17.0% in the second half.

Despite this improvement, gross margin for the year stood at 16.4% of sales against 18.7% in 2000. However, the efforts undertaken in the second half meant that, in value, it is practically the same as the previous year: 1,675 million euro in 2001 versus 1,708 million euro in 2000.

For the full year 2001, Valeo's **operating income** of 388 million euro accounted for 3.8% of sales versus 6.3% in 2000. The first quarter was marked by a significant drop in the level of the operating margin which, at 2.0% of sales, registered a drop of 4.5 percentage points year-on-year. From this low point, the operating margin recovered to stand at 4.6% of sales in the fourth quarter. This recovery is the result of an improvement in the efficiency of research and development expenses and the control of selling and administrative expenses:

- Valeo's technological innovation strategy lifted research and development expenses to 619 million euro in 2001, up by 8%, to stand at 6.0% of sales. Significant progress was made in research and development productivity (cf. below - Technological Innovation);
- strict control resulted in selling and administrative expenses falling from 6.8% of sales in the first quarter to 6.4% in the fourth quarter; over the whole year, they amounted to 6.5% of sales, their gradual reduction not having been fully reflected in that of sales.

*** Production volume estimates are based on information provided by Valeo's customers.**

Significant events

Transformation of Valeo into a Company with a Supervisory and a Management Board

In May 2001, shareholders approved the proposal of the Board of Directors to transform Valeo into a Company with a Supervisory and a Management Board. Noël Goutard was appointed Chairman of the Supervisory Board and Guy de Wouters Vice-Chairman. Carlo De Benedetti, Arnaud Fayet, Yves-André Istel, Jean-Marc Janodet, Alain Minc, Ernest-Antoine Seillière, Jean-Pierre Souviron, Erich Spitz were appointed members of the Supervisory Board.

In December 2001, Guy de Wouters resigned his position and the Supervisory Board nominated Jean-Bernard Lafonta as a new member (this nomination is subject to the approval of the forthcoming Ordinary General Meeting of Shareholders). Ernest-Antoine Seillière was appointed Vice-Chairman of the Supervisory Board.

Reorganization of the Group's management structures

The Supervisory Board name Thierry Morin Chairman of the Management Board. Luc Blériot, Bernard Geymond, Géric Lebedoff and Vincent Marcel were appointed members of the Management Board.

At the end of the first quarter, the reorganized management team was charged with restoring the Group's profitability and defining and implement a strategy and industrial policy more in line with changes in the automotive industry.

1,800 engineers and managers were recruited and 80 executives were appointed to fill vacant positions in line and staff management.

Reinforced discipline

In the second quarter, Valeo implemented a program to restore profitability in the short term that included an intensification of industrial restructuring and refocusing on core businesses with the divestment of peripheral businesses, the accelerated integration of recently acquired entities (Sylea), and actions designed to cut purchasing costs and control expenses under gross margin.

Industrial restructuring

In order to take into account the expected deterioration of the world market, Valeo intensified its plans to optimize its industrial base.

As a result of actions implemented in 2001, leading to the closure of 12 sites and the opening of two plants, the Group employed 70,000 people in 143 production plants, 53 Research and Development centers and 10 Distribution centers at December 31, 2001.

This adjustment of the industrial base will be pursued in 2002 with the implementation of a plan to reduce worldwide headcount by 5,000 people. In addition to the actions taken at Rochester (USA), the Group plans to:

- close five sites: Baumenheim in Germany which produces park assist systems, top column modules and employs 470 people, Velenje in Slovenia and Mariglianella in Italy which produce electric wiring harnesses and employ a total of 370 people, Carmen de Areco in Argentina which manufactures dashboard switches and top column modules and employs 90 people, and Grand Prairie, Texas (USA) which makes automotive heating and cooling systems and employs 220 people;
- gradually disengage itself from the production of wiring harnesses in France (four sites at Dreux, Sissonne, Bellegarde and Labastide, employing 1,370 people);
- transfer engine cooling activities for passenger cars from Mjallby (Sweden) to three other Valeo sites in Poland, France and Spain (200 employees involved).

Refocusing on core businesses

In May 2001, Valeo announced a strategy to refocus resources which involved the gradual disengagement of the Group from peripheral activities. In the second half Valeo finalized four transactions of this nature:

- September 2001: the sale of non-automotive wiring activities, that is five sites (four in France and one in Morocco) employing 600 people and generating sales of around 26 million euro;
- October 2001: the sale of Filtrauto. This company became part of the Group when Valeo acquired the automotive business of Labinal in September 2000. Filtrauto generated sales of 263 million euro in 2000 with 2,500 people (11 production plants, 9 logistics centers and 6 sales offices);
- November 2001: the sale of Valeo Transmission Ltd, in Great Britain. This activity which involved the production and distribution of synchronizer rings and selector forks for manual gear boxes, generated sales of 14 million euro in 2000 and employed 135 people;
- December 2001: the sale of the plastic injection molding and small assembly operations of the Sainte-Savine, France, site. This activity generated 14 million euro in sales and employed 250 people. Additionally, Valeo announced a plan to sell its plastic injection activities at Saint-Aubin (France) and Felizzano (Italy).

Seventeen sites were deconsolidated in all.

The integration of Sylea

The automotive electrical wiring harness activities of the Sylea Group acquired from Labinal in September 2000 are the subject of an industrial reorganization plan:

- in order to complete integration into the Valeo Group, the activities of Valeo's Electronics Branch and those of Sylea were merged into two new Branches;
- the rationalization of Sylea's industrial base led to the regrouping of sites and the transfer of production to competitive cost areas (cf. above - Industrial Restructuring).

On November 9, 2001, Valeo acquired 5.04% of the share capital of Sylea and therefore now holds 98.46% of the capital. In order to complete the integration of Sylea, Valeo has since initiated a withdrawal offer followed by a squeeze out. This was completed on January 28, 2002, leading to the delisting of Sylea shares.

Optimization of Purchasing

Valeo accentuated its efforts to reduce purchasing costs. The total number of suppliers was cut by over 900 in 2001, enabling greater volumes to be awarded to the best performers in exchange for productivity gains. Agreements were also signed with 50 suppliers within the framework of a "strategic supplier program". Purchasing efficiency equally benefited from the opening of an Asian purchasing office in Shanghai, China, the development of reverse bidding (over 300 million euro in 2001) and the multiplication of on-line catalogs (106 to date for 8,000 users).

Valeo Electrical Systems Inc.: protective measures

Valeo Electrical Systems Inc. (VESI), the North American subsidiary of Valeo Inc., designs and produces mainly wiper and air flow systems, electric motors, essentially at its manufacturing facility in Rochester in the state of New York.

In highly unfavorable market conditions, the operational performance of VESI significantly deteriorated in 2001 culminating in a loss of 70 million euro.

On December 14, 2001, given the extent of expected losses, VESI filed for voluntary reorganization under Chapter 11 of the US Bankruptcy Code. The filing is limited to the facility at Rochester and the sales and administrative offices in New York City and Auburn Hills, Michigan.

VESI indicated that the filing was aimed at protecting its operations and enabling it to reorganize them; since then, the entity has continued to operate and is doing everything it can to implement the operating conditions needed to ensure that it has a solid future in Rochester.

Technological Innovation

The Group is developing numerous new technologies:

- Valeo has set up a cross-functional team to develop 42 Volt electrical energy management systems that marries the expertise of several of its industrial Branches. As an example the Group, in partnership with Ricardo, is developing solutions designed to cut fuel consumption by 30% and thereby significantly reduce harmful emissions;
- to enhance safety on the roads, Valeo is developing several innovative products. In June, in partnership with the US company Iteris, Valeo announced the development of advanced automotive vision systems which will be able to detect unintentional lane departure, and later changes in weather and road conditions, and even obstacles and road signs. In December, Valeo announced another partnership with the Canadian Cymat, an innovative materials supplier, to develop a new high absorption crash box technology which will significantly reduce crash damage to a vehicle's front end.

All in all, Valeo patented (initial filing) over 500 innovations in 2001. Valeo thereby confirms its historical position as one of the world's leading filers of patents.

During the course of the year, Valeo's research and development activities were distinguished by several awards:

- its anti-pollution / anti-odor in-cabin air function, developed in collaboration with several industrial and academic partners, received the prize for innovation from the national Program for research and innovation in ground transport (PREDIT);
- the keyless entry system, developed in partnership with Renault, which is available on all Renault's Laguna II models, received an award for innovation in electronic systems from the Société des Ingénieurs Automobiles (SIA/Epcos);
- two Valeo products, the Silencio™ Flat-Blade and the Reglolux™ headlamp diagnostic tool won International Grand Prix for Technical Innovation 2001 awards at the Equip Auto show in Paris;
- an innovative concept, consisting of an nylon based instead of aluminum container, developed by Valeo Engine Cooling's North American Division won an innovation award from the US Society of Plastics Engineers.

Environmental Policy

For over 10 years now, Valeo has implemented an environmental policy: all Valeo sites apply a common standard which is more demanding than local regulations. This transversal approach goes beyond simple compliance (construction and rehabilitation) as it aims at integrating the criteria of sustainable development in the design of Valeo products, in the design and implementation of their production processes, their modes of use and their recycling by end users.

This policy is detailed and illustrated in the environmental report that Valeo will be publishing for the second time in 2002.

The efforts made by the Group as regards the environment continued in 2001. The fact that 50 sites have been certified ISO 14001 to date serves to underscore Valeo's commitment to the environment.

Commercial successes

The Group also demonstrated its capacity to transform technology advances into successful commercial offerings:

- with the biggest order ever received in ultrasonic park assist systems;
- the first two contracts for intelligent "bending" lighting systems which enhance visibility in road bends.

Many Valeo Divisions received awards from customers for the quality of their products and services. The Starters Division received the "Saturn Quality Achievement Award" from General Motors, Valeo

Climate Control won several "Corporation Gold Awards" from DaimlerChrysler, the Alternators and Starters Division in South Korea, the "Best Supplier Award" from Hyundai and Valeo Engine Cooling's North American Division, Honda's "Quality Performance Award". In December 2001, Nissan of Great Britain named Valeo *top supplier for quality.*

Outlook 2002

The automotive market should continue on its downward trend in 2002. The macro-economic environment on both sides of the Atlantic will result in a fall in sales of vehicles. Valeo anticipates a 7 to 10% decrease in output in Europe and in North America and, in this perspective, is pursuing the alignment of its industrial base.

Thanks to ongoing restructuring measures, Valeo intends to emerge from the current crisis even stronger than before. The Group will then be able to fully benefit from its industrial competitiveness and its technological advances and continue to improve its operating profitability.

The Group will make sure that in the current troubled times it will control its level of indebtedness and reinforce its shareholder equity. More specifically, Valeo will see that its capital expenditures together with its restructuring operations are covered by its operational cash flow.

Consolidated financial statements

Sales

Consolidated sales totaled 10,234 million euro, up by 12.2% over 2000. 13.7% of this growth in sales stems from the net extension of the Group's reporting entity. The impact of variations in exchange rates made a marginal contribution (+0.3%). At constant reporting entity and exchange rates, consolidated sales declined slightly by 1.8%.

The Group's original equipment sales grew by 13%, to 8.34 billion euro and aftermarket sales increased by 9%, accounting for 18.5% of Group sales in 2001.

Sales in Europe advanced by 24% versus 2000 and accounted for 67% of total sales against 61% in 2000. This evolution reflects the strong European presence of the automotive activities of Sylea. Sales generated in North America and in Asia accounted for 24% and 6% of Group sales respectively.

Margins and results

The Group's gross margin amounted to 1,675 million euro, that is 16.4% of sales compared with 18.7% in 2000.

Research and Development expenses increased by 8% between 2000 and 2001. They accounted for 6.0% of sales against 6.3% in 2000.

Selling and administrative expenses stood at 668 million euro and accounted for 6.5% of sales, versus 6.2% in 2000. This increase is notably due to recent acquisitions, the level of expenses of which are greater than the Group standard.

Overall, the Group's operating income totaled 388 million euro, that is 3.8% of sales.

The financial result was negative by 62 million euro compared with a loss of 4 million euro in 2000. This evolution is due to an increase in indebtedness.

The item "Other income and expenses – net" represents a loss of 738 million euro versus revenue of 39 million euro in 2000 but which included a dilution gain of 73 million euro generated by the sale of 7% of the shares of Valeo Climatisation to Zexel.

The total share of this amount relating to Valeo's VESI subsidiary amounted to 526 million euro; Valeo depreciated the goodwill and tangible assets of some of the activities of VESI, for a sum of 224 million euro and appropriated 167 million euro in provisions for restructuring added this amount to the 135 million euro already appropriated in March.

The amount for 2001 includes 447 million euro in provisions for restructuring (including Rochester), 217 million euro in the amortization of goodwill and the impact of the Group's policy of disengagement from non-strategic activities which translated into a loss of 33 million euro (essentially on the sale of Filtrauto).

Given this, income before tax was negative by 412 million euro; it was positive by 608 million euro in 2000.

Corporate income tax came to 42 million euro, versus 142 million euro in 2000. This tax burden illustrates the contrasting situation of the Group; in some countries, the sustaining of profitability meant that the Group had to bear a tax burden while in the United States, deferred taxes on losses and provisions made in 2001 was not retained.

After tax, net income from associated companies showed a loss of 454 million euro.

Equity in net earnings of associated companies showed a negative result of 1 million euro. This item corresponds primarily to Valeo's indirect interest in the Argentine-based supplier Mirgor and to the alliance concluded with Zexel in thermal systems in Asia.

Amortization of goodwill came to 120 million euro.

Given the above, the Group's net loss stood at (575) million euro. Minority interests increased to 16 millions euro from 13 million euro in 2000.

Net loss after minority totaled (591) million euro.

Net earnings per share for the year stood at (7.12) euro, versus 4.44 euro in 2000. The average number of shares outstanding in 2001 was 83.0 million.

Financing and financial position

Consolidated shareholders' equity came to 2,262 million euro compared with 2,919 million euro one year earlier.

Provisions for contingencies and charges amounted to 1,674 million euro at end December 2001, versus 1,292 million euro at year-end 2000. Provisions for restructuring increased from 488 million euro at end December 2000 to 740 million euro at end December 2001.

The Group's capital expenditure rose to 745 million euro from 661 million euro in 2000, that is 7.3 % of sales.

Working capital requirements were reduced by 79 million euro to total 382 million euro at end 2001 against 461 million euro at end 2000.

At end 2001, the Group had net debt of 648 million euro versus 426 million euro in 2000. This variation in indebtedness primarily reflects the payment in 2001 of 171 million euro in capital gains tax on the disposal in 1999 of Valeo's 50% stake in LuK, 120 million euro in dividend payments and the net impact on cash of acquisitions and disposals of activities.

At December 31, 2001, net indebtedness accounted for 29% of Group equity.

In July 2001, the Group issued 500 million euro in 5-year bonds. The proceeds of the issue reinforced the balance sheet by substituting a long term commitment for short-term debts while diversifying funding sources. At end 2001, Moody's rated Valeo's debt A3, one of the best in the automotive supply industry.

Changes in share capital

The Group's Management Board, meeting on January 7, 2002, noted that Valeo's share capital at December 31, 2001 amounted to 249,169,809 euro, consisting of 83,056,603 shares with a face value of 3 euro.

The increase in the number of shares resulted from the creation of 133,200 new shares following the exercise of stock options during 2001.

At December 31, 2001, Valeo held 539,827 of its own shares, acquired within the framework of its share buy-back program.

Company accounts

Valeo SA acts as an umbrella for the Group's industrial operations and also performs holding Company functions on behalf of the Group.

Sales totaled 270 million euro, down by 3.9% over 2000.

Given the significant dividends received from subsidiaries, operating income amounted to 288 million euro in 2001. Net income thus stood at 328 million euro, compared with 101 million euro in 2000.

Valeo's shareholders' equity at December 3, 2001 totaled 2,496 million euro.

Subsequent events

Since the beginning of 2002, the Valeo Group has been pursuing its restructuring.

Valeo announced on March 11, 2002 a plan to create subsidiaries for its clutches and friction materials activities (Transmissions Branch). These activities are currently directly exercised by Valeo which also exercises the Group's holding, accounts consolidation and cash management activities. The regrouping of these two industrial activities into two separate wholly-owned subsidiaries, one for clutches and the other for friction materials, will enable Valeo to align legal and operational structures, simplify administration and provide greater clarity in terms of the industrial activities' results and the accounts of the Group's holding Company. This plan will also enable the new subsidiaries to seize any development and growth opportunities that may arise. This project, which takes the form of a partial contribution of assets of the clutches activity on the one hand and the friction materials activity on the other, to two entities wholly-owned by Valeo, each dedicated to the activity received within the framework of the contribution, is subject to the approval of the forthcoming General Meeting of Valeo shareholders.

A plan to merge the aftermarket commercial and logistics activities into a single organization is currently in progress. Up until now they were divided between Valeo's industrial Branches and Valeo Distribution. This new organization will include a reinforced marketing and logistics function and sales Divisions specialized by distribution channel. Valeo will, therefore, be able to strengthen its position on the aftermarket with an enhanced range of products and services.

On March 25, 2002, Valeo announced a plan to form a partnership with the world-class electronics manufacturer, Jabil, for printed circuit board manufacturing. This partnership includes a three-year supply agreement for a wide range of printed circuit boards giving Valeo access to products with a world-class level of competitiveness and service. Based on 2001 volumes, the activity involved represents sales of around 350 million euro.

(In millions of euro)	1997	1998	1999	2000	2001
1. CAPITAL AS OF THE END OF THE FISCAL YEAR					
Capital stock	215	251	248	249	249
Number of common shares existing	70,520,626	82,475,628	82,808,128	82,923,403	83,056,603
Maximum number of future shares to be created:					
• By exercise of subscription warrants	–	3,715,847	3,715,847	3,715,847	–
• By exercise of subscription options	1,355,100	1,625,200	2,252,125	3,174,050	3,878,075
2. OPERATIONS AND INCOME OF THE FISCAL YEAR					
Revenues before tax	270	291	277	281	270
Income before tax, depreciation, and reserves	98	113	309	90	304
Income tax	1	43	(188)	20	28
Employee profit-sharing					
Net income	66	114	95	101	328
Net dividend	70	82	124	112	56
3. INCOME PER SHARE (in euro)					
Income after tax but before depreciation and reserves	1.40	1.88	1.46	1.33	4.00
Net income	0.93	1.38	1.15	1.22	3.95
Net dividends	0.99	1.00	1.50	1.35	0.68
4. PAYROLL					
Employees as of December 31	1,721	1,754	1,675	1,617	1,631
Salaries, wages, and benefits	53	55	58	60	62
Payroll taxes	23	23	24	25	23

The data set forth above have been converted into euro on the basis of the fixed conversion parity defined on December 31, 1998, that is, 1 euro = 6.55 French francs.

The characteristics of the option plans for the subscription or purchase of shares in force as of December 31, 2001 within the Company are described in the table below:

	1994	1995	1996	1997	1998	1999	2000	2001
Date of the General Meeting of shareholders	**5/20/94** ***500,000*** **(5 years and 3 months)**	**6/12/95** ***500,000*** **(5 years and 3 months)**	**5/21/96** ***500,000*** **(5 years and 3 months)**	**5/21/97** ***500,000*** **(5 years and 3 months)**	**05/27/98** ***500,000*** **(6 years)**	**5/25/99** ***500,000*** **(6 years)**	**5/25/00** ***800,000*** **(8 years)**	**5/09/01** ***1,000,000*** **(8 years)**
Date of Meeting of the Board of Directors/ Supervisory Board/ Management Board	1 - 11/4/1996	1 - 11/4/1996 2 - 10/15/1997 3 - 9/15/1998	3 - 9/15/1998 4 - 1/21/1999 5 - 10/14/1999	5 - 10/14/1999	5 - 10/14/1999 6 - 4/12/2000 7 - 5/25/2000 8 - 10/17/2000	8 - 10/17/2000	8 - 10/17/2000 9 - 3/21/2001 10 - 12/7/2001	10 - 12/7/2001 11 - 12/10/2001
Total number of shares able to be subscribed or purchased	1 - 237,500	1 - 39,625 2 - 300,000 3 - *160,375*	3 - 289,625 4 - 150,000 5 - *60,375*	5 - 500,000	5 - 289,625 6 - 37,500 7 - *50,000* 8 - 122,875	8 - 500,000	8 - 677,125 9 - 80,000 *10 - 42,875*	10 - 557,125 11 - 442,875
OF WHICH are conditional	1 - 237,500	1 - 39,625			6 - 37,500			10 - 300,000
OF WHICH, number of shares able to be subscribed or purchased by Company senior managers and directors. Number of people involved: 6	*1 - 237,500*	*1 - 39,625* 2 - 29,500	3 - *38,000* 4 - 2,000	5 - *45,000*	6 - 35,625		*8 - 88,000* 9 - 50,000 10 - 42,875	*10 - 257,125* 10 - 300,000
Starting point for exercise of the options	1:100%~conditional	1:100%~conditional 2 & 3: 50%~2 years 100%~3 years	3,4 & 5: 50%~2 years 100%~3 years	5: 50%~2 years 100%~3 years	6: 100%~conditional 7: 100%~immediate 5 & 8: 50%~2 years 100%~3 years	8: 50%~2 years 100%~3 years	8: 50%~2 years 100%~3 years 9: 100%~immediate 10: 50%~immediate 50%~conditional	10: 50%~immediate 50%~conditional 11: 50%~2 years 100%~3 years
Expiration date	1 - 2/3/2002	1 - 2/3/2002 2 - 1/14/2003 3 - 12/14/2003	3 - 12/14/2003 4 - 4/20/2004 5 - 1/13/2005	5 - 1/13/2005	5 - 10/13/2005 6 - 4/11/2006 7 - 5/24/2006 *8 - 10/16/2006*	8 - 10/16/2006	8 - 10/16/2008 9 - 3/20/2009 10 - 12/6/2009	10 - 12/6/2009 11 - 12/9/2009
Subscription price	1 - 291.90 FF (44.50 euro)	1 - 291.90 FF (44.50 euro) 2 - 385.00 FF (58.69 euro) 3 - 478.00 FF (72.87 euro)	3 - 478.00 FF (72.87 euro) 4 - 67.40 euro 5 - 70.32 euro	5 - 70.32 euro	5 - 70.32 euro 6 - 54.52 euro 7 - 60.70 euro 8 - 48.00 euro	8 - 48.00 euro	8 - 48.00 euro 9 - 55.82 euro 10 - 42.48 euro	10 - 42.48 euro 11 - 42.69 euro
Terms of exercise	-	-	-	-	-	-	-	-
Number of shares Subscribed as of 12/31/2001	0	0	0	0	0	0	0	0

As of December 31, 2001, the total number of shares under options allotted and not yet exercised (after taking the voided options into account) amounted to 277,125 for the plan of November 4, 1996, 223,450 for the plan of October 15, 1997, 295,750 for the plan of September 15, 1998, 68,250 for the plan of January 21, 1999, 635,250 for the plan of October 14, 1999, 35,625 for the plan of April 12, 2000, 50,000 for the plan of May 25, 2000, 1,169,750 for the plan of October 17, 2000, 80,000 for the plan of March 21, 2001, 600,000 for the plan of December 7, 2001, and 442,875 for the plan of December 10, 2001. The number of option holders amounted to 1 for the plan of November 4, 1996, 169 for the plan of October 15, 1997, 206 for the plan of September 15, 1998, 83 for the plan of January 21, 1999, 836 for the plan of October 14, 1999, 1 for the plan of April 12, 2000, 1 for the plan of May 25, 2000, 1,084 for the plan of October 17, 2000, 2 for the plan of March 21, 2001, 5 for the plan of December 7, 2001, and 209 for the plan of December 10, 2001.

The options granted to senior managers and directors of the Company during the course of the fiscal year and the shares subscribed by them during the course of the fiscal year by exercising options are described in the table, below:

Subscription options granted to each Company executive during fiscal year 2001	Number of options allotted	Subscription price in euro	Maturity date	Plan
Thierry Morin	50,000	55.82	03/20/2009	03/21/2001
	200,000 (1)	42.48	12/06/2009	12/07/2001
Luc Blériot	100,000 (2)	42.48	12/06/2009	12/07/2001
Géric Lebedoff	100,000 (2)	42.48	12/06/2009	12/07/2001
Bernard Geymond	100,000 (2)	42.48	12/06/2009	12/07/2001
Vincent Marcel	100,000 (2)	42.48	12/06/2009	12/07/2001

(1) of which 100,000 are conditional

(2) of which 50,000 are conditional

Options exercised by each Company executive during fiscal year 2001	Number of options exercised	Subscription price in euro	Maturity date	Plan
Thierry Morin	6,000	39.64	12/04/2001	9/05/1996
Luc Blériot	2,500	39.64	12/04/2001	9/05/1996
Géric Lebedoff	5,000	39.64	12/04/2001	9/05/1996
Bernard Geymond	6,000	39.64	12/04/2001	9/05/1996
Vincent Marcel	–	–	–	–

No option was granted to senior managers and directors of the Company by companies that it controls under the terms of Article L. 233-16 of the Commercial Code.

Given that the Company allotted the same number of options to twelve employees not senior managers and directors of the Company among the thirteen having received the most options, the table below describes the options granted during the course of the fiscal year to these thirteen employees.

The table below also describes the shares subscribed during the course of the fiscal year by the six employees not senior managers and directors of the Company who exercised their options in full or in part during the course of the fiscal year.

Subscription options granted to the first 13 employees of the Company Valeo	Number of options allotted	Subscription price in euro	Maturity date	Plan
HYVERNAT Pierre	2,500	42.69	12/09/2009	12/10/2001
BENOIT Daniel	1,500	42.69	12/09/2009	12/10/2001
LEXA Didier	1,500	42.69	12/09/2009	12/10/2001
TIBERGHIEN Léon	1,500	42.69	12/09/2009	12/10/2001
CHOPLIN François	1,500	42.69	12/09/2009	12/10/2001
LUCHETTA Xavier	1,500	42.69	12/09/2009	12/10/2001
VALLEE Christophe	1,500	42.69	12/09/2009	12/10/2001
MORENO Francisco	1,500	42.69	12/09/2009	12/10/2001
JOHNS Duncan	1,500	42.69	12/09/2009	12/10/2001
HOUMEAU Frédéric	1,500	42.69	12/09/2009	12/10/2001
BACHER Michel	1,500	42.69	12/09/2009	12/10/2001
BALIVET Eric	1,500	42.69	12/09/2009	12/10/2001
GOUEREC Joseph	1,500	42.69	12/09/2009	12/10/2001
Total	**20,500**			

Options exercised during the fiscal year by the first 6 employees of the Company Valeo	Number of options exercised	Subscription price in euro	Maturity date	Plan
Options exercised during the fiscal year by the first 6 employees of the Company Valeo				
TIBERGHIEN Léon	2,000	39.64	12/04/2001	09/05/1996
CHOPLIN François	1,500	39.64	12/04/2001	09/05/1996
LUCHETTA Xavier	1,100	39.64	12/04/2001	09/05/1996
MATHON Pascal	1,000	39.64	12/04/2001	09/05/1996
DEVAUX Jean-Pierre	1,000	39.64	12/04/2001	09/05/1996
JOHNS Duncan	750	39.64	12/04/2001	09/05/1996
Total	**7,350**			

To the Shareholders:

We have called you to meet in a Combined General Meeting of Shareholders in order to submit the following to you for your approval:

Agenda of the Ordinary Meeting

- Management Board report on operations and financial statements (unconsolidated and consolidated) for 2001;
- Supervisory Board observations on the Management Board's management report and on the 2001 financial statements (unconsolidated and consolidated);
- Statutory Auditors' report;
- Statutory Auditors' special report on the agreements referred to in Articles L.225-86 et seq. of the Commercial Code;
- Review and approve the fiscal year 2001 unconsolidated accounts;
- Review and approve the fiscal year 2001 consolidated accounts;
- Approve the agreements referred to in Article L.225-86 of the Commercial Code;
- Allocate the earnings for the fiscal year;
- Ratify the appointment of a Supervisory Board member;
- Authorize the Management Board to issue bonds;
- Authorize the Management Board to sell and purchase the Company's shares.

Agenda of the Extraordinary Meeting

- Authorize the Management Board to reduce the share capital by canceling shares of treasury stock;
- Authorize the Management Board to grant stock options to subscribe or purchase shares of the Company to staff or senior management of Valeo or of any directly or indirectly held affiliates;
- Authorize the Management Board to increase, with preferential subscription rights, the share capital by issuing shares and/or securities giving immediate or future access to shares of the Company;
- Authorize the Management Board to increase, without preferential subscription rights, the share capital by issuing shares of stock and/or securities giving immediate or future access to shares of the Company;
- Authorize the Management Board to increase the share capital by issuing shares reserved for employees, without preferential subscription rights.
- Authorize the Management Board to increase the share capital by capitalizing premiums, reserves, profits or other;
- Authorize the Management Board to increase the share capital by issuing shares and/or securities giving immediate or future access to shares of the Company, in the event of a public takeover offer for Valeo stock;
- Approve a plan for a partial business transfer from Valeo to Equipment 10 of Valeo's clutch division and approve its remuneration;
- Approve a plan for a partial business transfer from Valeo to Equipment 9 of Valeo's friction materials division and approve its remuneration;
- Amend Article 3 of the bylaws (Purpose);
- Amend Article 9 of the bylaws (Transfer);
- Amend Article 17 of the bylaws (Supervisory Board);
- Amend Article 23 of the bylaws (Duties and powers of the Supervisory Board);
- Amend Article 26 of the bylaws (Regulated agreements);
- Amend Article 30 of the bylaws (Attendance and representation at Meetings);
- Amend Article 33 of the bylaws (Quorum and majority/competence);
- Delegate powers to carry out formalities.

The resolutions that are being proposed to you relate, as for Resolution Nos. 1 to 7, to the scope of authority of the Ordinary General Meeting of Shareholders and, as for Resolution Nos. 8 to 23, to the scope of authority of the Extraordinary General Meeting of Shareholders.

I. Company and Consolidated Annual Statements (First and Second Resolutions)

The annual statements of Valeo and the consolidated statements of the Group are submitted to you in the report on fiscal year 2001.

A description of the financial position, of the business, and of the results of Valeo and of its Group during the course of the past fiscal year, as well as the various data mandated by the provisions of law and the regulations in force, also appear in the report of fiscal year 2001. You are invited to refer to it.

You are being asked to approve the annual statements of Valeo (First Resolution) and the consolidated statements of the Group (Second Resolution) for the fiscal year ending December 31, 2001.

II. Regulated Agreements (Third Resolution)

Under Article L. 225-86 of the Commercial Code, you are being asked to approve the new agreements authorized in 2001 and described in the special report of the Internal Auditors.

III. Allocation of Earnings and the Dividend (Fourth Resolution)

It is proposed that you apply and distribute the profits, as determined as of December 31, 2001 in the amount of 327,747,076.08 euro, in the following manner:

- As a dividend to be distributed to the shareholders, the sum of 58,139,622.10 euro, that is, a dividend of 0.70 euro per share, to which a tax credit of 0.35 euro per share pertains. This tax credit is increased by 0.105 euro per share for legal entities other than those that benefit from the "parent companies" tax treatment. The dividend of 0.70 euro shall be availed for payment starting from July 1, 2002; and
- As retained earnings, the sum of 269,607,453.98 euro.

In the event that, at the time of the payment of the dividend, the Company holds certain shares of its own, the profit pertaining to the dividend not paid out because of such shares shall be applied to the "retained earnings" account.

In accordance with the provisions of Article 47 of Law No. 65-566 of July 12, 1965, it is pointed out that the amount of the dividend distributed, the tax credit, and the total return on the share over the last three fiscal years have been as follows:

Fiscal year	Number of shares paid	Dividend distributed in euro	Tax credit in euro	Total income in euro
1998	82,475,628	1.00	0.50	1.50
1999	82,808,128	1.50	0.75	2.25
2000	82,923,403	1.35	0.68	2.03

IV. Ratification of the Internal Designation of a Member of the Supervisory Board (Fifth Resolution)

You are being asked to ratify the appointment of Mr. Jean-Bernard Lafonta, designated internally by the Supervisory Board at its meeting of December 7, 2001 to the office of member of the Supervisory Board to replace Mr. Guy de Wouters, who has resigned, for the remainder of the term of office of Mr. Guy de Wouters, that is, until the close of the general meeting of shareholders that is to be called to approve the financial statements for fiscal year 2006.

Mr. Jean-Bernard Lafonta is 40 years old and has been the General Manager of the company Compagnie Generale d'Industrie et de Participations (CGIP) since September 2001. Prior to joining CGIP he was Manager of Strategy at BNP Paribas from 1996 to 1997, then, from 1997 to 2000, Capital Markets Manager at BNP Paribas, and then, from 2000 to August of 2001, Chairman of Banque Directe.

V. Renewal of Authorization to Issue Bonds (Sixth Resolution)

By approving the sixth resolution that has been submitted to you, you are being asked to grant to the Management Board - with the power to subdelegate and for a term of 5 years commencing from the Meeting of Shareholders - a new authorization to issue bonds within the limit of a maximum face value of 2 billion euro. This authorization would replace the one granted earlier by the Ordinary General Meeting of Shareholders of May 27, 1998 within the limit of a maximum face value of 10 billion French francs (that is, about 1.5 billion euro), which is to expire on May 27, 2003.

This new authorization would give the Management Board, with the consent of the Supervisory Board, greater latitude than the authorization granted in May 1998 to restructure the Company's debt, in choosing to issue bonds depending on such opportunities as may arise.

VI. Renewal of Authorization Granted to the Management Board in Order to Trade Shares of the Company (Seventh Resolution)

In accordance with the provisions of Articles L. 225-209, et seq., of the Commercial Code, you are being asked to authorize the Management Board, for a period of eighteen months, to purchase shares of the Company, depending on the market conditions or, in particular, with the aim of carrying out the transactions of stabilizing the price of the share, remitting shares within the framework of external growth transactions, remitting shares within the framework of the exercise of rights attached to securities, canceling (subject to adopting the eighth resolution, which authorizes the Management Board to so do) all or part of such shares, implementing any purchase option plan, implementing any plan for the purchase of shares by the employees, or conducting a capital and financial management policy by means of the holding, sale, and/or transfer of such shares.

The purchases of shares may encompass such number of shares that:

- The number of shares purchased during the duration of the stock repurchase program does not exceed 10% of the shares that comprise the capital stock of the Company;
- The number of shares that the Company may hold at any time does not exceed of 10% of shares that comprise the capital stock of the Company.

Such purchases may be carried out at any time (including during an offering period) and by any means. The maximum purchase price and the minimum resale price of the shares of the Company shall be set, respectively, at 80 euro and 40 euro, and the total allocated to the repurchase program shall not be greater than 700 million euro.

The objectives and the means of such possible purchases of shares have been the subject matter of a prospectus submitted to the approval of the Commission des opérations de bourse (Securities Exchange Transactions Commission).

This authorization would replace the one granted by the General Meeting of Shareholders of May 9, 2001 and expiring on November 9, 2002.

Account is given in the report on fiscal year 2001 as to the repurchases of shares that occurred by virtue of the authorization to trade the shares of the Company that was given for the preceding fiscal year.

VII. Renewal of Authorization to Be Granted to the Management Board in Order to Reduce the Capital Stock by Means of a Cancellation of Treasury Shares (Eighth Resolution)

In relation to the preceding authorization, you are being asked to renew, for a duration of twenty-six months, the authorization that was granted to the Management Board by the Extraordinary General Meeting of Shareholders of May 9, 2001 to cancel the shares held by the Company within the limit of 10% of the total number of shares that comprise the capital per period of twenty-four months, and to delegate to it, along with the power to subdelegate, all powers in order to carry out such transactions.

VIII. Options for the Subscription or Purchase of Shares (Ninth Resolution)

In order to pursue the policy of profit sharing for the employees and executives of the Company, as well of the companies in its Group, you are being asked to renew the delegation granted by the Extraordinary General Meeting of Shareholders of May 9, 2001 to the Management Board and, with respect to the company's managers and directors, to the Supervisory Board. This delegation encompassed a number of shares on purchase or subscription options limited to one million. You are being asked to renew this delegation for a period of thirty-eight months with an increase of the limit on the number of shares to which the options may give entitlement to 1,500,000 shares.

IX. Renewal of Authorizations with a Financial Character (Tenth, Eleventh, Thirteenth, and Fourteenth Resolutions)

Three resolutions have been submitted to your approval for the purpose of renewing, for a duration limited to 26 months, the authorizations granted by the Extraordinary General Meeting of Shareholders of May 25, 2000 that expire on July 25, 2002.

So, it is proposed to you to delegate to the Management Board the powers necessary for a possible issuance of all sorts of securities that give access to equity, whether immediately or upon maturity (with the exception, however, of preferred shares and certificates of investment), doing so overall in two resolutions, one maintaining the preemptive right of subscription (tenth resolution) and the other eliminating such preemptive right of subscription (eleventh resolution). You are also being asked to delegate to the Management Board the powers necessary in order to carry out one or more increases in capital by means of the capitalization of premiums, reserves, profits, or other items (thirteenth resolution).

These new authorizations have the purpose of giving to the Management Board latitude that is equivalent to what was granted in May of 2000.

The maximum nominal amount of the capital increases that may be carried out immediately or over time is limited to:

- 76.22 million euro for issues that maintain the preemptive right of subscription of the shareholders;
- 76.22 million euro for issues without the preemptive right of subscription of the shareholders; and
- 76.22 million euro for the capital increases carried out by means of a capitalization of premiums, reserves, profits, or other items;

specifying that the total maximum nominal amount of the capital increases that may be carried out by virtue of these three resolutions cannot exceed 100 million euro and that, in addition to these ceilings, one must consider the par value of the possible, supplementary shares to be issued, if the case so arises, to preserve the rights of the holders of securities that give a future right to the shares in accordance with the law.

The total maximum nominal amount of the issues of securities representing the debt of the Company and providing access to the equity would be limited to 1.52 billion euro for issues that maintain the preemptive right of subscription of the shareholders, and to 1.52 billion euro for issues without the preemptive right of subscription of the shareholders, specifying that the total maximum face value of the debt securities that may be issued by virtue of these two resolutions cannot exceed 2 billion euro.

The purpose of the financial authorizations that you are thus being asked to renew and to approve is to enable the Management Board

to have greater flexibility in the choice of the issues that can be envisioned and in quickly adapting itself to the opportunities offered on the French, foreign, or international markets by enabling it to carry out transactions under the most favorable conditions for the Valeo Group.

In the event of the use of the delegation that is the subject matter of the eleventh resolution (an issue without the preemptive right of subscription), the Management Board could possibly grant a subscription priority period to the shareholders, with the securities not subscribed then to be subject to public placement.

In the delegation that is the subject matter of the eleventh resolution (an issue without the preemptive right of subscription), it is also contemplated that the issue of equity securities would be carried out in accordance with the legal provisions in effect, that is actually on the basis of the average of the opening prices quoted for the old share on the Euronext Paris S.A. primary market exchange during the course of ten consecutive trading days chosen from among the last twenty trading days before the start of the issue.

You are also being asked to take note that these resolutions would void the delegations granted earlier by the Extraordinary General Meeting of Shareholders of May 25, 2000.

Finally, you are asked to renew the authorization granted to the Management Board by the Extraordinary General Meeting of Shareholders of May 9, 2001, which is expiring on the date of the present Meeting of Shareholders, to make use of delegations with respect to increases in capital maintaining the preemptive right of subscription, without maintaining the preemptive right of subscription, or by means of a capitalization of premiums, reserves, profits, or other items in the event of a public offering on the Valeo securities. This authorization would expire at the close of the General Meeting of Shareholders that will approve the financial statements for fiscal year 2002.

X. Employee Shareholding (Twelfth Resolution)

The provisions of the law on payroll savings appearing in Article L. 225-129 VII of the Commercial Code require that the General Meeting of Shareholders decide on a draft resolution enabling an increase in capital that is reserved to the employees belonging to a company savings plan or to a voluntary payroll savings partnership plan, given that the agenda for this Meeting of Shareholders includes the adopting of resolutions authorizing any other capital increase to be carried out. As a result, you are asked to delegate the necessary powers to the Management Board, for a duration of twenty-six months, to proceed to increase the capital stock by means of the issuance of shares reserved to the employees - as well as those in early retirement or retired - of the Company and of the companies in its Group who belong to a company or group savings plan or to a voluntary payroll savings partnership plan within the limit of a maximum nominal amount of 2.1 million euro, which capital increases would necessarily be accompanied by an elimination of the preemptive right of subscription.

XI. Partial Contribution by Valeo to the Company Equipement 10 (Valeo Embrayages) of Its Clutches Line of Business (Fifteenth Resolution) and to the Company Equipement 9 (Valeo Materiaux de Friction) of its Friction Materials Line of Business (Sixteenth Resolution)

You are being asked to approve (i) the contribution by the Company of its clutches line of business to the company Equipement 10 SAS (which is to be renamed "Valeo Embrayages"), a 100% subsidiary of the Company (Fifteenth Resolution), and (ii) the contribution by the Company of its friction materials line of business to the Company Equipement 9 SAS (which is to be renamed "Valeo Materiaux de Friction"), a 100% subsidiary of the Company (Sixteenth Resolution).

1. Description of the Contributions

It is proposed that Valeo contribute the following, with retroactive effect as of January 1, 2002:

- Its clutches line of business to the company Equipement 10 (Valeo Embrayages), a simplified company by shares with capital of 38,250 euro and its registered office at the street address of 43, Rue Bayen, 75017 Paris, recorded in the Register of Commerce and Companies of Paris as Entry No. 438,834,184, a company held 100% by Valeo and that will be dedicated to this business; and
- Its friction materials line of business to the company Equipement 9 (Valeo Materiaux de Friction), a simplified company by shares with capital of 38,250 euro and its registered office at the street address of 43, Rue Bayen, 75017 Paris, recorded in the Register of Commerce and Companies of Paris as Entry No. 438,810,129, a company held 100% by Valeo and that will be dedicated to this business.

These contributions will take the form of partial contributions of assets subject to the legal treatment of spin-offs. As a result, the making of these contributions will signify, as a matter of law, the universal transfer to Equipement 10 (Valeo Embrayages) and to Equipement 9 (Valeo Materiaux de Friction), respectively, of all of the rights and obligations that pertain to each of the businesses contributed. These contributions will include all of the asset and liability items of Valeo that relate to the two industrial activities involved, that is, basically, the real property, the technical facilities, materials, and tools, the software, the patents and trademarks, the inventories, the receivables, and the debts.

Equipement 10 (Valeo Embrayages) and Equipement 9 (Valeo Materiaux de Friction) are two companies held 100% by Valeo and, to date, have not been in operation. At present, Mr. Geric Lebedoff is the Chairman of Equipement 10 (Valeo Embrayages) and Equipement 9 (Valeo Materiaux de Friction), as well as a member of the Management Board of Valeo. After the contributions are made, Equipement 10 is to be renamed "Valeo Embrayages" and Equipement 9 is to be renamed "Valeo Materiaux de Friction", and new chairmen are to be appointed.

In accordance with the decisions of the Management Board and of the Supervisory Board dated, respectively, April 15, 2002 and April 16, 2002, these transactions have resulted in the signing of agreements for the partial contribution of assets dated April 17, 2002, as described below, which submit to your approval the making of the contributions envisioned.

By order dated February 27, 2002, the Chief Judge of the Commercial Court of Paris had designated Mr. Jean-Charles de Lasteyrie and Mr. Bernard Lelarge in the capacities of referees for the spin-off so that they may assess operating procedures and the value of the contributions and make the reports provided for by the law. Pursuant to the law, their reports will be made available to the shareholders at the registered office of Valeo and will be filed with the Clerk of the Commercial Court of Paris.

The holders of bonds issued by Valeo on July 13, 2001 in the amount of 500 million euro, bearing interest at the rate of 5.625% per annum and maturing on July 13, 2006, are to retain their status as bondholders of Valeo, which will remain, with respect to the holders, the sole and only debtor under all of the bonds. The bondholders will be convened to meet on May 6, 2002, on first call, and, if need be, on May 27 on second call, in order to decide on the contribution transactions. If the meeting of bondholders decides not to approve these contribution plans or if the meeting cannot validly deliberate on second call, the Management Board of Valeo, in accordance with the terms and conditions of the bonds, will have the power to proceed ahead by offering to the bondholders the redemption of their securities.

We invite you to review the reports of the referees for the spin-off and the contribution agreements.

2. Reasons and Goals of the Contributions

All of the industrial business of the Valeo Group is done through the subsidiaries of Valeo (nearly all of them 100% held by Valeo either directly or indirectly), with the exception of the clutches and friction materials businesses, which are carried out in France directly by Valeo. Besides these two businesses that it carries out directly, Valeo performs the activity of holding company of the Group, as well as the activities of centralizing and managing the treasury of the Group.

The transactions for making subsidiaries submitted to your approval come within the context of the internal reorganization of Valeo. They are aimed at simplifying and matching the legal structure and the operational organization. They will make the financial statements of Valeo as the holding company of the Group, as well as the industrial results thereof, more readable. Furthermore, the two new entities, which will be 100% held by Valeo, will have the possibility of seizing all of the development and growth opportunities that may arise.

3. Details on the Items Contributed and on Their Compensation

Reference Financial Statements. In order to determine the conditions of the contribution transactions, the Management Board of Valeo and the Chairman of Equipement 10 (Valeo Embrayages) and of Equipement 9 (Valeo Materiaux de Friction) have decided to make reference to the financial statements ending as of December 31, 2001.

Valuation Methods Adopted. With respect to the values of the contribution, the asset and liability items relating to the businesses contributed have been valued by the parties at their real value and the compensation for the contributions has been established by adopting the same value. The value of the shares of Equipement 10 (Valeo Embrayages) and of Equipement 9 (Valeo Materiaux de Friction) adopted for calculating the compensation for the contributions is the book value, given that the two companies that are benefiting from the contributions are not in operation at present and given that their equity is entirely held by Valeo.

The total value of each of the businesses contributed has been estimated by means of three customary methods, that is, share ratio, comparable transaction ratio, and cash flows converted to current value.

- Valuation by the share ratio method:

This method consists of determining the ratio between the stock capitalizations of listed companies whose business is close to that of the whole under consideration and the financial aggregates deemed pertinent. So, the stock capitalization is expressed as multiples of major financial indicators, such as the EBITDA, which comparable to the "EBE" and the EBIT, which is comparable to the operating income.

- Valuation by the comparable transaction ratio method:

This method consists of doing a sampling of recent transactions relating to comparable companies (listed or not listed) from which ratios are derived that are identical to those presented above.

- Valuation by the method of the cash flow converted to current value:

This method estimates the economic value of the whole determined by discounting the future financial flows, that is, the cash flows generated by operations, net of capital investments in industrial assets and changes in the working capital needed to maintain the business of such whole and to enable it to reach the result goals envisioned.

At the end of the period adopted for the financial forecasts, an end value has been determined corresponding to a normative cash flow converted to current value to infinity.

The conversion rate adopted is a weighted average of the average interest rate for loans from credit institutions and of the rate without risk increased by a specific risk premium.

For the purpose of adhering to the principle of prudence, and taking the maturity of the products into account, a standard deduction has been applied to the results of each of the methods.

The result of the application of these methods is a value of 60 million euro for the friction materials business and a value of 140 million euro for the clutches business.

The patents, the real estate assets, and the other items on the contribution balance sheet for each of the businesses contributed have been specifically valued as follows:

Valuation of the Patents. The value of the patents has been estimated by a valuation method based on future exploitation estimated on

the basis of the appraisal done by the firm of Harlé et Phélip, Industrial Intellectual Property Consultants, headquartered at the street address of 7, Avenue de Madrid, 75008 Paris.

Valuation of the Real Estate Assets. The value of the contribution of real estate assets, for the entirety of the buildings and land of both the clutches and the friction materials lines of business of Valeo, has been estimated according to their market value, which corresponds to the best price at which a piece of property can reasonably be sold, on the basis of an appraisal done by the firm of Cabinet Expertim of the Auguste-Thouard Group, headquartered at the street address of 24, Rue Jacques Ibert, 92300 Levallois-Perret.

The market value is the equivalent of the value of a piece of property subject to the effects of supply and demand on a given market, at a precise time, and under the following conditions:

- The existence of buyers likely to acquire the property;
- The firm intent of the seller to sell the property without his being forced to do so;
- A reasonable period for marketing considering the nature and significance of the assets, during which the market is assumed not to undergo significant changes;
- The assets are offered on the market to the greatest number of purchasers possible.

Valuation of Other Items on the Contribution Balance Sheet. The other asset and liability items of each of the businesses contributed have been valued at their actual value, corresponding to their net book value.

The value of the goodwill of each business contributed corresponds, with respect to each, to the difference between the total value of the business under consideration and the asset items of each business that are identified and valued specifically.

a) The Clutches Line of Business

Assets Pertaining to the Clutches Business

The entirety of the asset items pertaining to the clutches business contributed by Valeo to Equipement 10 (Valeo Embrayages) is valued at 218,087,584 euro. In particular, they include the following items at the values indicated after them:

(In euro)	Value of contribution
Intangible fixed assets	**74,326,584**
Goodwill	40,312,584
Patents	33,510,000
Other intangible fixed assets	504,000
Tangible fixed assets	**71,769,000**
Land	3,841,427
Buildings and constructions	11,578,573
Equipment, tools, and other tangible fixed assets	46,949,000
Tangible assets in process	7,514,000
Prepayments and payments on account made	1,886,000
Financial fixed assets	**46,000**
Total fixed assets	**146,141,584**
Subtotal of inventories and goods in process, net	**11,840,000**
Raw materials	4,874,000
Goods in process	30,000
Finished products	6,936,000
Subtotal of accounts receivable from operations	**59,437,000**
Customers and related accounts	59,352,000
Personnel	85,000
Profits to be received	–
Subtotal of other current asset items	**669,000**
Miscellaneous accounts receivable	309,000
Investment securities and cash	95,000
Prepayments and deferred charges	265,000
Total current assets	**71,946,000**
Total assets	**218,087,584**

Liabilities Pertaining to the Clutches Business:

The entirety of the liability items pertaining to the clutches business that are to be taken over by Equipement 10 (Valeo Embrayages) is valued at 78,087,584 euro. In particular, they include the following items at the values indicated after them:

(In euro)	Value of contribution
Provisions for Risks and Charges	**(9,241,584)**
Financial liabilities	**(148,000)**
Exchange rate hedge	22,000
Banks	(170,000)
Operating liabilities	**(51,404,000)**
Prepayments and payments on account received	(476,000)
Suppliers and related accounts	(39,762,000)
Personnel	(11,166,000)
Miscellaneous liabilities	**(13,667,000)**
Debts on fixed assets	(3,368,000)
Clients' rebates, returns, discounts, and balances	(1,591,000)
Accrued liabilities	(495,000)
Others	(8,213,000)
Deferred payments and prepaid charges	**(3,627,000)**
Total liabilities	**(78,087,584)**

Equipement 10 (Valeo Embrayages) will also take over the obligations of Valeo that are off the balance sheet and pertain to the business contributed.

Net amount of the contribution:

The assets that are to be contributed by Valeo to Equipement 10 (Valeo Embrayages), valued at 218,087,584 euro, and the liabilities that are to be taken over by Equipement 10 (Valeo Embrayages), valued at 78,087,584 euro, result in a net value for the contribution valued at 140,000,000 euro as of December 31, 2001, with the reference to December 31, 2001 not having any effect on the actual make-up of the assets and liabilities transferred, which are to be transferred to Equipement 10 (Valeo Embrayages) in their condition "as is" as of the date when the contribution is carried out.

Compensation for the contribution:

As compensation for the contribution by Valeo to Equipement 10 (Valeo Embrayages) of its clutches line of business, and as full payment, Equipement 10 (Valeo Embrayages) shall allocate 9,333,333 shares to Valeo with a par value of 15 euro each, fully paid in, which are to be created by Equipement 10 (Valeo Embrayages) by means of an increase in capital. The balance between the net value of the contributions and the amount of the capital increase, that is, 5 euro, will constitute a contribution premium.

The new shares thus issued in favor of Valeo shall vest retroactively commencing as of January 1, 2002.

Contribution means:

Pursuant to Article L. 236-22 of the Commercial Code, the contribution is subject to the legal treatment of spin-offs, which entails the transfer to Equipement 10 (Valeo Embrayages) of all of the rights and obligations of Valeo relating to the clutches line of business contributed.

The contribution is to be carried out taking effect as of January 1, 2002. As a result, all transactions, whether to credit or debit, pertaining to the business contributed and carried out between January 1, 2002 and the date of the final completion of the contribution are thus to be deemed, both for the purposes of accounting and for tax purposes, to have been carried out in the name of and for the account of Equipement 10 (Valeo Embrayages) with no need to adjust the values of the contribution that are mentioned above.

As the parties have waived the application of Article L. 236-20 of the Commercial Code, Valeo shall not be jointly and severally liable for the liabilities taken over by Equipement 10 (Valeo Embrayages).

With respect to corporate tax, the contribution shall be subject to the common law regimen. With respect to recording fees, a contribution relating to a full and independent line of business is to be subject to the fixed fee of 230 euro.

The making of the contribution is subject to the fulfillment of the following conditions precedent at latest on July 31, 2002:

- Approval of the contribution by the extraordinary general meeting of shareholders of Valeo;
- Approval of the contribution by Valeo, the sole shareholder of Equipement 10 (Valeo Embrayages); and
- The absence of an exercise of the right of urban preemption in the event and to the extent that such right may exist.

b) The Friction Materials Line of Business

Assets Pertaining to the Friction Materials Business

The entirety of the asset items pertaining to the friction materials business contributed by Valeo to Equipement 9 (Valeo Materiaux de Friction) is valued at 82,443,712 euro. In particular, they include the following items at the values indicated after:

(In euro)	Value of contribution
Intangible fixed assets	**51,232,712**
Goodwill	40,806,712
Patents	10,419,000
Other intangible fixed assets	7,000
Tangible fixed assets	**18,826,000**
Land	1,016,552
Buildings and constructions	4,953,448
Equipment, tools, and other tangible fixed assets	12,305,000
Tangible assets in process	551,000
Prepayments and payments on account made	-
Financial fixed assets	**8,000**
Total fixed assets	**70,066,712**
Subtotal of inventories and goods in process, net	**2,404,000**
Raw materials	962,000
Goods in process	527,000
Finished products	915,000
Subtotal of accounts receivable from operations	**9,541,000**
Customers and related accounts	9,493,000
Personnel	14,000
Profits to be received	34,000
Subtotal of other current asset items	**432,000**
Miscellaneous accounts receivable	88,000
Investment securities and cash	-
Prepayments and deferred charges	344,000
Total current assets	**12,377,000**
Total assets	**82,443,712**

Liabilities Pertaining to the Friction Materials Business:

The entirety of the liability items pertaining to the friction materials business that are to be taken over by Equipement 9 (Valeo Materiaux de Friction) is valued at 22,443,712 euro. In particular, they include the following items at the values indicated after them:

(In euro)	Value of contribution
Provisions for Risks and Charges	**(3,039,712)**
Financial liabilities	**(67,000)**
Exchange rate hedge	227,000
Banks	(294,000)
Operating liabilities	**(13,764,000)**
Prepayments and payments on account received	-
Suppliers and related accounts	(9,492,000)
Personnel	(4,272,000)
Miscellaneous liabilities	**(5,084,000)**
Debts on fixed assets	(892,000)
Clients' rebates, returns, discounts, and balances	(915,000)
Accrued liabilities	(55,000)
Others	(3,222,000)
Deferred payments and prepaid charges	**(489,000)**
Total liabilities	**(22,443,712)**

Net amount of the contribution:

The assets that are to be contributed by Valeo to Equipement 9 (Valeo Materiaux de Friction), valued at 82,443,712 euro, and the liabilities that are to be taken over by Equipement 9 (Valeo Materiaux de Friction), valued at 22,443,712 euro, result in a net value for the contribution valued at 60,000,000 euro as of December 31, 2001, with the reference to December 31, 2001 not having any effect on the actual make-up of the assets and liabilities transferred, which are to be transferred to Equipement 9 (Valeo Materiaux de Friction) in their condition "as is" as of the date when the contribution is carried out.

Compensation for the contribution:

In compensation for the contribution by Valeo to Equipement 9 (Valeo Materiaux de Friction) of its friction materials line of business, and as full payment, Equipement 9 (Valeo Materiaux de Friction) shall allocate 4,000,000 shares to Valeo with a par value of 15 euro each, fully paid in, which are to be created by Equipement 9 (Valeo Materiaux de Friction) by means of an increase in capital.

The new shares thus issued in favor of Valeo shall vest retroactively commencing as of January 1, 2002.

Contribution means:

In application of Article L. 236-22 of the Commercial Code, the contribution is subject to the legal treatment of spin-offs, which entails the transfer to Equipement 9 (Valeo Materiaux de Friction) of all of the rights and obligations of Valeo relating to the friction materials line of business contributed.

The contribution is to be carried out taking effect as of January 1, 2002. As a result, all transactions, whether to credit or debit, pertaining to the business contributed and carried out between January 1, 2002 and the date of the final completion of the contribution are thus to be deemed, both for the purposes of accounting and for tax purposes, to have been carried out in the name of and for the account of Equipement 9 (Valeo Materiaux de Friction) with no need to adjust the values of the contribution that are mentioned above.

As the parties have excluded the application of Article L. 236-20 of the Commercial Code, Valeo shall not be jointly and severally liable for the liabilities taken over by Equipement 9 (Valeo Materiaux de Friction).

With respect to corporate tax, the contribution shall be subject to the common law regimen. With respect to recording fees, a contribution relating to a full and independent line of business is to be subject to the fixed fee of 230 euro.

The making of the contribution is subject to the fulfillment of the following conditions precedent at latest on July 31, 2002:

- Approval of the contribution by the extraordinary general meeting of shareholders of Valeo;
- Approval of the contribution by Valeo, the sole shareholder of Equipement 9 (Valeo Materiaux de Friction); and
- The absence of an exercise of the right of urban preemption in the event and to the extent that such right may exist.

XII. Modification of Article 3 (Company Purpose) and Article 30 (Attendance and Proxies at the Meetings of Shareholders) of the Bylaws (Seventeenth and Twenty-Second Resolutions)

As a result of the approval of the partial contributions of assets referred to above, Valeo will continue its activity as the holding company of the Group, as well as the activities of centralizing and managing the treasury of the Group. The bylaws of the Company already enable it to perform its company purpose through subsidiaries. In fact, Article 3 provides that the Company has the following purpose:

- "The study, manufacturing, sale, trade, and supply of all products, devices and services for the industry and retail sectors that may be manufactured and developed by the Company's factories or of interest to its customers,
- and more generally, carrying out any transactions whatsoever, i.e., industrial, commercial, financial, real estate and securities transactions, sales, holding acquisition, contributions, etc., directly or indirectly related to the corporate purpose or likely to promote its extension or development."

In any event, given that the Company no longer directly holds factories, you are being asked to modify the first paragraph of the company purpose (with the second paragraph to remain unchanged) as follows:

- "The study, manufacturing, sale, trade and supply of all products, devices and services for the industry and retail sectors likely to be manufactured, and developed by the Company and companies of its group or of interest to their customers."

Furthermore, you are being asked to modify Article 30 of the bylaws relating to attendance and proxies at the meetings of shareholders in order to reduce the period for entering registered securities into the accounts of the Company and for freezing bearer securities as a condition to the right of the shareholders to participate in the meetings of shareholders from five days to two days prior to the date of the meeting.

XIII. Matching the Bylaws to the New Provisions of the Commercial Code (Eighteenth to Twenty-First Resolutions and Twenty-Third Resolution)

You are being asked to make changes to certain provisions of the bylaws so that the bylaws of the Company will conform to the new provisions of law relating to the operation of joint stock companies and which resulted from Law No. 2001-420 of May 15, 2001 concerning the new economic regulations. For this purpose, you are being asked:

- by adopting the eighteenth resolution, to introduce into Article 9 of the bylaws (Transfers) the new provisions of law relating to the identification of the holders of bearer or registered shares. An intermediary may be registered as the holder of the securities of an owner who does not have his domicile within the territory of France, within the meaning of Article 102 of the Civil Code (Article L. 228-1 of the Commercial Code). The modification of the third

paragraph of Article 9 and the insertion of a fourth paragraph into Article 9 have the purpose of taking into account the obligation given to the registered intermediary to reveal the identity of the owners of such securities. The insertion of an additional paragraph among the provisions relating to the obligations to declare the exceeding of thresholds has the purpose of taking into account the legal obligation of the intermediaries registered as holders of securities to declare the exceeding of thresholds provided for by the law or by the bylaws for all shares for which they have been registered (Article L. 233-7 of the Commercial Code);

- by adopting the nineteenth resolution, to reduce - at Article 17 of the bylaws (The Supervisory Board) - the maximum number of members of the Supervisory Board from twenty-four to eighteen in accordance with the new provisions of Article 225-69 of the Commercial Code;
- by adopting the twentieth resolution, to match the provisions of the bylaws relating to regulated agreements to the new provisions of law (eighth paragraph of Article 23.1);
- by adopting the twenty-first resolution, to introduce into Article 26 of the bylaws (Regulated Agreements) the new provisions of law relating to regulated agreements in that they provide for an extension of the scope of application of the regulation to agreements entered into between the Company and shareholders holding more than 5% of the equity of the Company (or, if involving a shareholder that is a company, the controlling company within the meaning of Article L. 233-3 of the Commercial Code);
- by adopting the twenty-third resolution, to add to Article 33 of the bylaws (Quorums and Majorities; Scope of Authority) that henceforth, upon the decision of the Management Board, the shareholders may participate in meetings of shareholders by means of video-conferencing.

***

ORDINARY GENERAL MEETING

Resolution 1
(Review and approve the fiscal year 2001 unconsolidated accounts)
The General Meeting, having considered the management report of the Management Board, the Supervisory Board's observations and the Statutory Auditor's general report, approves the unconsolidated accounts for the fiscal year ended December 31, 2001 as they were presented to it, and all the transactions that they reflect.

Resolution 2
(Review and approve the fiscal year 2001 consolidated accounts)
The General Meeting, having considered the management report of the Management Board, the Supervisory Board's observations and the Statutory Auditor's general report, approves the consolidated accounts for the fiscal year ended December 31, 2001 as they were presented to it, and all the transactions that they reflect.

Resolution 3
(Approve the agreements referred to in Article L. 225-86 of the Commercial Code)
The General Meeting, having considered the Statutory Auditors' special report on the agreements referred to in Articles L. 225-86 et seq. of the Commercial Code, approves the new agreements described therein and the continuance of previously approved agreements.

Resolution 4
(Allocate earnings for the year)
1. The General Meeting notes that the financial statements for the period ended December 31, 2001 and approved by this General Meeting disclose a net income of 327,747,076.08 euro and a profit available for distribution of 327,747,076.08 euro.

2. The General Meeting decides to allocate the profit available for distribution as follows:

As a dividend to be paid to shareholders	58,139,622.10 euro
Appropriation of the balance to retained earnings	269,607,453.98 euro

The dividend to be paid for fiscal year 2001 shall be 0.70 euro per share. This dividend carries a 0.35 euro dividend tax credit per share. This tax credit is reduced to 0.105 euro per share for legal entities other than those enjoying tax treatment for "parent companies".

The dividend shall be paid to the shareholders either at the Valeo headquarters or at the teller window of the banks or financial institutions authorized to pay the dividend upon proper identification or presentation of a deposit certificate for the shares or of their registration with the Company.

The dividend shall be paid with effect July 1, 2002.

In the event the Company holds some of its own shares when the dividend is paid, the profits relating to the dividend not being paid on these shares shall be allocated to the "retained earnings" account.

The General Meeting notes that the amount of the dividend distributed, the dividend tax credit and the total income per share over the past three fiscal years were as follows:

Fiscal year	Number of shares paid	Dividend distributed in euro	Tax credit in euro	Total income in euro
1998	82,475,628	1.00	0.50	1.50
1999	82,808,128	1.50	0.75	2.25
2000	82,923,403	1.35	0.68	2.03

Resolution 5
(Ratify the appointment of a Supervisory Board member)
The General Meeting ratifies the appointment of Mr. Jean-Bernard Lafonta, appointed by the Supervisory Board on December 7, 2001 for the remainder of Mr. Guy de Wouters's term, i.e., up to the General Meeting called to approve the 2006 financial statements.

Resolution 6
(Authorize the Management Board to issue bonds)
The General Meeting, having considered the Management Board's report:

- authorizes the Management Board to issue, both in France and abroad, in euro or in any other currency or monetary unit established by reference to several currencies, on one or more occasions, through a public issue or a private placement, bonds or other debt securities conferring in the same issue a single right to claim on the Company, in particular subordinated debt of a definite or indefinite term, bearing interest at a fixed or variable rate or a zero coupon bond, whether or not secured by warrants giving right to the grant, acquisition or subscription to bonds or other securities representing a claim, up to a total nominal amount of 2 billion euro or its equivalent in any other currency or in any other monetary unit established by reference to several currencies on the day the issue is decided, it being understood that the maximum nominal amount applies overall to the bonds or other debt securities issued directly or following the exercise of warrants, but does not include redemption premium(s) if any. This authorization does not cover negotiable debt securities, as defined in Articles L. 213-1 to L. 213-4 of the French monetary and financial code;

- vests the Management Board with full powers to set the amounts, forms and time, issuance rates and terms, amortization and redemption periods of securities to issue, including the amortization and advanced redemption procedures with a fixed or variable premium or no premium, and, if need be, to secure them with guarantees or sureties;
- authorizes the Management Board to provide for the redemption of bonds, by remittance of assets by the Company;
- authorizes the Management Board to decide that the bonds shall be subordinated securities of a definite or indefinite term, indexed bonds or complex bonds as defined by the French *Commission des Opérations de Bourse* and the *Conseil des Marchés Financiers* (for example, owing to their redemption procedures, payment or other rights such as indexing, or options);
- vests the Management Board with full powers to effect this or these borrowing(s) and specifies that the Management Board shall have full latitude to define the characteristics of the bonds and, if appropriate, the warrants which could be attached to the bonds.

This authorization replaces any previous authorization given to the Management Board to issue bonds to the extent it has not been used. It is given for a five-year period starting today.

The Management Board may, by law and according to its procedures, delegate the powers conferred on it by this resolution to its Chairman or one of its members. The vested party is responsible for reporting to the Management Board on how it carries out its mission under the terms set by the Management Board.

Resolution 7

(Authorize the Management Board to sell and purchase the Company's shares)

The General Meeting, having considered the Management Board's report and the prospectus approved by the *Commission des Opérations de Bourse*, authorizes the Management Board, in accordance with the provisions of Articles L. 225-209 et seq. of the Commercial Code, to buy back the Company's shares depending on market conditions, in particular:

- to stabilize the stock price by systematic intervention against the market trend;
- to tender shares in exchange, as payment or otherwise during acquisitions;
- to tender shares upon exercise of the rights attached to securities giving rights to shares of the Company through redemption, conversion, exchange or presentation of a warrant or any other manner;
- to cancel all or part of these shares subject to the Extraordinary General Meeting's adoption of a resolution authorizing the Management Board to carry out the cancellation;
- to implement stock purchase plans under the terms of Articles L. 225-177 et seq. of the Commercial Code;
- to implement employee stock purchase plans under the terms stipulated by law, in particular Articles L. 443-1 et seq. of the Labor Code;
- to implement a financial and equity management policy including keeping the said shares, selling them and transferring them in general.

The purchases of Valeo shares shall be restricted in number as follows:

- the number of shares that Valeo may buy during the term of the stock buy-back program may not exceed 10% of the shares making up Valeo's share capital, i.e. 8,305,660 shares as of December 31, 2001;
- the number of shares that Valeo will hold at any time may not exceed 10% of the shares making up Valeo's share capital.

The overall amount allocated to the aforementioned stock buy-back program may not exceed 700,000,000 euro.

The acquisition, sale or transfer of shares may be done at any time, including during a stock offering, and by any means. These include over-the-counter, the acquisition or sale of blocks, options or other derivatives traded on a regulated market or over the counter and the implementation of optional strategies.

The maximum purchase price of the shares under this resolution shall be 80 euro per share (or its equivalent at the same date in any other currency) and the minimum selling price shall be 40 euro per share should the treasury stock acquired be resold on the stock market pursuant to the stock buy-back program authorized by this shareholders' General Meeting (or the equivalent of this amount at the same date in any other currency).

Starting with this General Meeting, this authorization shall replace the authorization given by the General Meeting of May 9, 2001 in its sixth resolution. It is given for an eighteen-month period starting today.

The General Meeting authorizes the Management Board, in the event of a change of the share's per value, an increase of share capital by capitalizing reserves, reverse stock split, a grant of bonus shares, distribution of reserves or any other assets, capital amortization, or any other transaction affecting shareholder equity, to adjust the aforementioned purchase and selling prices in order to take into account the effect of these transactions on the stock price.

In order to ensure that this authorization is implemented and carried out, the General Meeting authorizes the Management Board, with power to delegate, to place any stock exchange order, sign any sale or transfer document, enter into any agreement including especially, with respect to keeping lists of stock purchases and sales, to make any declarations to the *Commission des Opérations de Bourse*, the *Conseil des Marchés Financiers* and any other authority which may replace them, carry out all formalities and, in general, do what is necessary.

EXTRAORDINARY GENERAL MEETING

Resolution 8

(Authorize the Management Board to reduce the share capital by canceling shares of treasury stock)

The General Meeting, having the quorum and majority required for an extraordinary general meeting and having considered the Management Board's report and the Statutory Auditors' special report, authorizes the Management Board to reduce the share capital, on one or more occasions, in the proportions and at the times it shall decide, by canceling any amount of treasury stock that it may decide within the limits authorized by law, in accordance with Articles L. 225-209 et seq. of the Commercial Code.

A maximum of ten percent (10%) of the shares making up the company's share capital may be canceled by the Company under this authorization within any twenty-four months period.

This authorization rescinds any previous authorization given to the Management Board to reduce the share capital by canceling treasury shares to the extent it has not been used. It is given for a twenty-six month period starting today.

The General Meeting grants the Management Board with full powers, and with power to delegate, to carry out any share cancellation or capital reduction operations which may be done under this authorization, modify the bylaws accordingly and to arrange any formalities.

Resolution 9

(Authorize the Management Board to grant stock options to purchase or subscribe shares of the Company to staff or senior management of Valeo or of any directly or indirectly held affiliates)

The General Meeting, having the quorum and majority required for an extraordinary general meeting and having considered the Management Board's report and the Statutory Auditors' special report, authorizes the Management Board, and with respect to the Company's senior managers and directors, the Supervisory Board, pursuant to Articles L. 225-177 to L. 225-186 of the Commercial Code, to grant options giving right to purchase or subscribe shares of the Company, on one or more occasions, to those whom it shall designate among employees, senior managers and directors of the Company or of its affiliated companies or groups as provided in Article L. 225-180 of the said code.

The subscription and purchase options granted under this authorization may not give right to more than 1,500,000 shares and must be exercised within a maximum period of eight years after they are granted.

The price to pay upon exercise of the subscription or purchase options shall be set by the Management Board and, with respect to the Company's senior managers and directors, by the Supervisory Board provided that the price is not set below the limit determined by the law then in effect. If, however, during the period of exercise of the options, the Company performs one of the financial or securities transactions stipulated by Article L.225-181 of the Commercial Code, the Management Board and, with respect to the Company's senior managers and directors, the Supervisory Board shall, according to the regulations then in effect, adjust the number and/or price of shares to which the options granted to the option beneficiaries give right to take into account those transactions.

Consequently, the General Meeting grants the Management Board and the Supervisory Board, with respect to the Company's senior managers and directors, full powers, with the power to delegate in accordance with the law, in order to:

- draw up the list of beneficiaries and to set the number of shares that each of them may subscribe or purchase;
- determine the conditions of the stock subscription or purchase plan and set the terms and conditions pursuant to which the options shall be granted and exercised. These conditions may include provisions prohibiting the immediate resale of all or part of the shares provided that the period imposed for keeping the securities does not exceed three years after the option is exercised;
- if applicable, temporarily suspend the exercise of options when financial or securities transactions are being carried out;
- carry out, either itself or through a proxy, any actions and formalities to finalize the share capital increases resulting from the exercise of stock subscription options;
- record, if applicable, in accordance with the law, the number and amount of the shares issued upon exercise of the subscription options and amend accordingly the bylaws and generally do all that is necessary.

This authorization, which is valid for thirty-eight months beginning today, includes the shareholders' express renunciation in favor of the subscription options' beneficiaries of their preemptive rights to the shares which will be issued upon exercise of the subscription options.

The Management Board shall report to the General Meeting once a year on the transactions carried out under this resolution in accordance with the law then in effect.

Resolution 10

(Authorize the Management Board to increase, with preferential subscription rights, the share capital by issuing shares and/or securities giving immediate or future access to shares of the Company)

The General Meeting, having the quorum and majority required for an extraordinary general meeting and having considered the Management Board's report and the Statutory Auditors' special report, and in accordance with Article L. 225-129-III of the Commercial Code, particularly paragraph 3 thereof:

1. authorizes the Management Board to increase the share capital, on one or more occasions, in France or abroad, in the proportions and at the times it deems fit, either in euro or in any other currency or monetary unit established by reference to several currencies, through the issuance of shares or other securities, including unattached warrants issued for consideration or for free, giving immediate or future access, at any time or on a fixed date, to new or already issued shares of the Company by subscription, conversion, exchange, redemption, presentation of a warrant or any other method. These securities include in particular, bonds with stock purchase warrants, convertible bonds and bonds which may be exchanged for shares governed respectively by Articles L. 225-150 et seq., L. 225-161 et seq. and L. 225-168 et seq. of the Commercial Code. The shares and other securities may be subscribed to either for cash or by way of set-off. Such issues shall exclude the issuance of preferred stock with or without voting rights and investment certificates.

2. Should the Management Board use its vested powers, the authorized issue amounts will be limited as follows:

- the maximum nominal amount of capital increases which may occur immediately or in future under this authorization is set at 76.22 million euro, it being understood that the maximum nominal amount of the capital increases which may occur, immediately or eventually, under this resolution and resolutions 11 and 13 of this General Meeting is set at 100 million euro;
- the nominal amount of the supplemental shares which may be issued to preserve, under the law, the rights of holders of securities which give a future access to shares, if any, shall be added to that maximum amount;
- the total maximum nominal amount of securities issued representing claims on the Company's capital may not exceed 1.52 billion euro, with the understanding that 1) this amount is independent of the amount of bonds and other debt instruments which may be issued under resolution 6 of this General Meeting and 2) the maximum nominal amount of the debt instruments which may be issued under this resolution and resolution 11 of this General Meeting is set at 2 billion euro or its equivalent in any other currency or monetary unit established by reference to several currencies.

3. This authorization will last twenty-six months from the date of this General Meeting.

4. Should the Management Board use this authorization:

- the issue(s) shall be reserved on a preemptive basis to those shareholders who may subscribe to new shares in proportion to the number of shares they already hold;
- the General Meeting authorizes the Management Board to institute a preemptive right subject to attribution;
- the General Meeting acknowledges and decides, if relevant, that this authorization carries with it an express waiver by the shareholders of their preferential subscription rights in favor of the holders of the securities so issued;
- the shareholders' preferential subscription rights to the shares issued by converting bonds or by exercising unattached warrants are waived;
- if the subscriptions not subject to allocation, and, if applicable, those subject to allocation, do not absorb the entire issue, the Management Board may use, one or more of the following options, in any order, in accordance with the law:
  - to limit the issue to the amount subscribed, provided it is equal to at least three-fourths of the issue decided upon;
  - to freely allocate all or part of the securities issued but not subscribed;
  - to offer all or part of the securities issued and not subscribed in a public offering.

5. The Management Board shall have full powers, with power to delegate, to implement this authorization, to:

- determine the class of securities to issue;
- decide the amount to issue, the issue price and the premium which may be requested at the time of issuance;
- determine the issue dates and procedures, the type and characteristics of securities to issue; and, in case of debt securities, to decide whether they should be subordinated or non-subordinated, to set their interest rate, maturity and other conditions of issue and amortization;
- determine the method of payment of the shares or other securities;
- decide in case of a free allotment of warrants that the detached warrants shall not be negotiable and that the corresponding warrants shall be sold, with the proceeds from the sale being allotted to the rights' holders no later than thirty days from the date that all the allotted warrants were registered on the Company's books;
- set the procedures for exercising the rights attached to the shares or securities to be issued and, especially, determine the date, even if retroactive, from which the new shares will pay dividends. Determine the procedures for exercising the rights, if any, to conversion, exchange, redemption, including by remitting assets of the Company such as shares or securities already issued by the Company, as well as all other conditions and procedures for carrying out the issue;

- set the procedures to give the Company the option of buying or trading securities on the stock exchange, at any time or during set periods, on the spot or as futures, with an aim of canceling them or not, in accordance with the law;
- provide an option to suspend the exercise of rights attached to the issued securities, for a maximum of three months;
- on its sole initiative, charge the costs of the share capital increase to its share premiums, and set aside from that amount the sums necessary to bring the legal reserve to one-tenth of the new share capital after each increase of share capital;
- make any adjustment requested to comply with legal and regulatory provisions, in order to take into account the impact of the transactions on the share capital of the Company, such as a modification of the nominal value of the shares, share capital increase by capitalizing reserves, free assignment of shares, reverse stock split, distribution of reserves or any other assets, amortization of share capital, or any transaction affecting shareholders equity, and set forth the procedures to ensure the protection of the rights of owners of securities that give future access to the share capital;
- make sure that each share capital increase is carried out and that the bylaws are amended accordingly;
- in general, enter into any agreement, in particular to make sure that the planned issues are successful, take all steps and perform all formalities required for the issuance, the listing and the financial servicing of the securities issued under this authorization as well as the exercise of their attached rights.

6. Starting today, this authorization supersedes any previous authorization given to the Management Board to issue, with preemptive subscription rights, securities giving immediate or future access to a stake in the Company's share capital, to the extent it has not been used;

7. Should the Management Board use the authority granted in this resolution, the Management Board will report on such use to the next following Ordinary General Meeting, in accordance with Article L. 225-129-V, paragraph 3, of the Commercial Code.

Resolution 11

(Authorize the Management Board to increase, without preferential subscription rights, the share capital by issuing shares and/other securities giving immediate or future access to Company stock)

The General Meeting, having the quorum and majority required for extraordinary general meetings, and having considered the report of the Management Board and the special report of the Statutory Auditors, in accordance with Article L.225-129-III of the Commercial Code, especially its paragraph 3, and Article L.225-148 of the same Code:

1. authorizes the Management Board to increase the share capital, on one or more occasions, in the proportions and at the times it deems fit. The increase may be carried out on the French market and/or foreign markets and/or the international market, by a public offering, in euro or in any other currency or in a monetary unit based on several currencies, by issuing shares or other securities, including unattached warrants issued for consideration or for free, giving immediate or future access, at any time or on a fixed date, to new or already issued shares of the Company by subscription, conversion, exchange, redemption, presentation of a warrant or any other method. These securities include in particular, bonds with stock purchase warrants, convertible bonds and bonds which may be exchanged for shares governed respectively by Articles L. 225-150 and seq., L. 225-161 et seq. and L. 225-168 et seq. of the Commercial Code. The shares and other securities may be subscribed to either for cash or by way of set-off. Such issues shall exclude the issuance of preferred stock with or without voting rights and investment certificates. In particular, these securities may be issued in consideration for securities contributed to the Company as part of an exchange offer executed in France or abroad, according to local rules on securities that meet the conditions set forth in Article L. 225-148 of the Commercial Code.

2. In addition to the issues that may be made under this authorization, the General Meeting authorizes the Management Board to issue shares or securities giving right to shares of the Company following the issuance of the following securities, with its consent, by companies, in which the Company owns more than 50% of the share capital:

- bonds issued by subsidiaries of the Company with stock purchase warrants of the Company attached; or
- any other securities issued by subsidiaries of the Company that give right to newly-issued or existing securities that represent an interest in the share capital of the Company, whether by conversion, exchange, redemption, presentation of a warrant or by any other means, at any time or at a fixed date.

This decision carries with it a waiver by the shareholders of the Company to their preferential subscription rights in favor of the holders of those securities issued by the subsidiaries.

The issuance under this paragraph of shares or warrants and securities representing part of the share capital of the Company may not in any case cause the share capital of the Company to increase by more than 76.22 million euro, or the equivalent exchange value of this amount, and will be taken into account to calculate the overall maximum amount set forth below. This does not take into account adjustments that may be made to comply with the law.

3. Should the Management Board use this authorization, the authorized issue amounts will be limited as follows:

- the maximum nominal immediate or future increase in share capital that may be carried out under this authorization is 76.22 million euro. The maximum nominal immediate or future value of the increase in share capital that may be carried out under this authorization and under Resolutions 10 and 13 of this Meeting is 100 million euro;
- the nominal value of the supplemental shares that may be issued to preserve, under the law, the rights of the holders of securities

which give a future access to shares, if any, shall be added to that maximum amount;

- the total maximum nominal amount of securities issued representing claims on the Company's capital may not exceed 1.52 billion euro, with the understanding that 1) this amount is independent of the amount of bonds and other debt instruments which may be issued under resolution 6 of this General Meeting and 2) the maximum nominal amount of the debt instruments which may be issued under this resolution and resolution 10 of this General Meeting is set at 2 billion euro or its equivalent in any other currency or monetary unit established by reference to several currencies.

4. This authorization will last twenty-six months from the date of this General Meeting.

5. The General Meeting waives the shareholders' preferential subscription rights to the securities covered by this resolution. The Management Board may at its discretion grant a subscription preference under the terms and conditions that it may set for all or part of an issue. However, such preferences may not lead to the creation of negotiable rights and must be exercised in proportion to the number of shares held by each shareholder. The preferences may possibly be supplemented by a subscription that is subject to attribution. Any securities not subscribed will be placed on the public market in France and/or abroad and/or on the international market.

6. Should the subscriptions, including those of shareholders, not absorb the entire issue, the Management Board may limit the transaction to the subscriptions received, provided that the subscriptions cover at least three-quarters of the intended issue.

7. The General Meeting acknowledges and decides that this authorization carries with it an express waiver by the shareholders to their preferential subscription rights in favor of those securities' holders.

8. The General Meeting waives shareholders' preferential subscription rights to the shares issued by conversion of bonds or by the exercise of unattached warrants.

9. In accordance with Article L. 225-136, second paragraph of the Commercial Code:

- the issue price for shares issued directly will be at least the average of the share price on the *Premier Marché* of Euronext Paris S.A. during six consecutive days chosen from the twenty stock exchange trading days before the issue date, after taking into account, if relevant, any difference in the date of entitlement to the dividends;
- the issue price of securities (including unattached stock purchase warrants) other than shares, will be the amount received immediately by the Company, increased, if appropriate, by the amount the Company could receive eventually, provided that the price of each share issued as a result of these securities be no less than the adjusted average stock price defined in the preceding paragraph;
- the conversion, redemption or transformation into shares of each convertible, redeemable or transformable bond, taking into account its nominal value, must be made into a number of shares such that the amount received by the Company, for each share, will be at least equal to the average adjusted stock price defined in the first item of this paragraph 9;
- should Article L. 225-136, second paragraph, of the Commercial Code be amended, the provisions above will be considered canceled and replaced by the new applicable provisions of law.

10. The Management Board will have all powers to implement this authorization, with the option of delegating further under the conditions set forth by law, especially:

- to determine the class of securities to issue;
- to decide the amount to issue, the issue price and the premium which may be requested at the time of issuance;
- to determine the issue dates and procedures, the type and characteristics of the securities to issue; and, in case of debt securities, to decide whether they should be subordinated or non-subordinated, to set their interest rate, maturity and other conditions of issue and amortization;
- to determine the method of payment of the shares or securities;
- to set the procedures for exercising the rights attached to the shares or securities to be issued and, especially, determine the date, even if retroactive, from which the new shares will earn dividends. Determine the procedures for exercising the rights, if any, to conversion, exchange, redemption, including by remitting assets of the Company such as shares or securities already issued by the Company, as well as all other conditions and procedures for carrying out the issue;
- to set procedures to give the Company the option of buying or trading securities on the stock exchange, at any time or during set periods, on the spot or as futures, with an aim of canceling them or not, in accordance with the law;
- to provide an option to suspend the exercise of rights attached to the issued securities, for a maximum of three months;
- in case of securities issued as part of an exchange offer (OPE), to draw up the list of securities contributed to the exchange, and to set the conditions for the issue, the exchange parity and the amount of the cash adjustment; to determine the issue procedures for an alternative purchase or exchange offer, an OPE or a single offer to buy or trade securities with securities and cash, or a public takeover offer (OPA) or a swap of principal securities from an OPE or a swap of subsidiary securities from an OPA, and any type of public offer that complies with applicable law and regulation;
- at its sole discretion, to charge the costs of the share capital increase to its share premiums and to set aside from that amount the sums necessary to bring the legal reserve to one-tenth of the new share capital after each increase of share capital;

- to make any adjustment requested to comply with the law, in order to take into account the impact of the transactions on the share capital of the Company, such as modification of the nominal value of the shares, share capital increase by capitalizing reserves, free assignment of shares, reverse stock split, distribution of reserves or any other assets, amortization of share capital, or any transaction affecting shareholders equity, and to set the procedures to ensure the protection of the rights of owners of securities that give future access to the share capital;
- to make sure that each capital increase is carried out and that the bylaws are amended accordingly;
- in general, to enter into any agreement, in particular to make sure the planned issues are successful, take all steps and perform all formalities needed for the issuance, the listing and the financial servicing of the securities issued under this authorization as well as the exercise of their attached rights.

11. Starting today, this authorization supersedes any previous authorization given to the Management Board, to issue, without preferential subscription rights, securities giving immediate or future access to a stake in the Company's share capital, to the extent it has not been used.

12. Should the Management Board use the authority granted in this Resolution, the Management Board will report on such use to the next following Ordinary General Meeting, in accordance with Article L. 225-129-V, paragraph 3, of the Commercial Code.

Resolution 12

(Authorize the Management Board to increase the share capital by issuing shares reserved for employees, without preferential subscription rights)

The General Meeting, having the quorum and majority required for extraordinary general meetings, and having considered the report of the Management Board and the special report of the Statutory Auditors, in accordance with Articles L. 225-129-VII and L. 225-138 of the Commercial Code, and Articles L. 443-1 et seq. of the Labor Code:

1. authorizes the Management Board to increase the share capital, on one or more occasions, up to a maximum nominal value of 2.1 million euro, by issuing shares reserved to employees, early retirees or retirees of the Company and of its French or foreign affiliates, provided that these employees, early retirees and retirees join a group or company savings plan or a voluntary payroll savings plan set up according to Article L. 443-1-2 of the Labor Code.

2. This authorization will last twenty-six months from the date of this General Meeting.

3. The issue price of new shares may not be higher than the average stock price of a share on the *Premier Marché* of Euronext Paris S.A during the 20 trading days prior to the day of the decision determining the opening date for subscriptions, nor lower than this average by more than 20% for members of a company savings plan or 30% for members of a voluntary payroll savings plan.

4. The General Meeting waives in favor of the above-mentioned beneficiaries the shareholders' preferential subscription rights to the securities covered by this authorization.

5. The Management Board will have all powers to implement this authorization, with the option of delegating under the conditions set by the law, and under the conditions set forth above, in particular:

- to determine in accordance with the law the list of companies whose employees, early retirees or retirees may subscribe to the issued shares;
- to decide whether the subscriptions will be made directly or through a collective organization;
- to determine the conditions under which retirees and early retirees belonging to a group or company savings plan may or may not subscribe to the share capital increase;
- to set the amounts that will be issued under this authorization and especially to decide on the issue price, dates, time periods, procedures and conditions for the subscription, paying up, delivery and right of the shares, in accordance with the law;
- to make sure that each share capital increase is carried out and that the bylaws are amended accordingly;
- if necessary, to charge the costs of the share capital increase to its share premiums and to set aside from that amount the sums needed to bring the legal reserve to one-tenth of the new share capital after each share capital increase;
- in general, to enter into any agreement, in particular to make sure the planned issues are successful, take all steps and perform all formalities needed for the issuance, the listing and the financial servicing of the securities issued under this authorization as well as the exercise of their attached rights.

Resolution 13

(Authorize the Management Board to increase the share capital by capitalizing premiums, reserves, profits or other)

The General Meeting, having the quorum and majority required for ordinary general meetings, and having considered the report of the Management Board, in accordance with Article L.225-129-II of the Commercial Code:

1. Authorizes the Management Board to increase the share capital, on one or more occasions, in the amounts and at such times as it shall choose, by capitalization of premiums, reserves, profits or other, the capitalization of which is allowed by law and the bylaws, by granting free shares or by raising the nominal value of existing shares, or by both methods.

2. The maximum nominal value of the increase of share capital under this heading may not exceed 76.22 million euro. The maximum nominal immediate or future value of the increases in share capital that may be carried out under this authorization and under resolutions 10 and 11 of this Meeting is 100 million euro.

3. The Management Board will have all powers to implement this authorization, with the option of delegating under the conditions set by the law, especially:

- to set the amount and type of sums to be incorporated into the share capital, to set the number of new shares to issue and/or the increase of the nominal value of existing shares comprising the authorized share capital, to decide on the date from which the new shares will pay dividends, even retroactively, or the date on which the share nominal value increase will take effect;
- in the case of a distribution of bonus shares, to decide:
  - to make an exception to the provisions of Article L. 225-149 of the Commercial Code, by deciding that fractional rights may not be traded and that the corresponding shares will be sold, the sums from the sale being attributed to the owners of the rights no later than thirty days from the date that all their shares were registered on the Company's books;
  - that shares granted on the basis of existing shares with double voting rights will enjoy those rights upon issuance;
  - to make any adjustments needed to comply with legal and regulatory provisions;
  - to make sure that each share capital increase is carried out and that the bylaws are amended accordingly;
  - in general, to enter into any agreement, in particular to make sure the planned issues are successful, take all steps and perform all formalities needed for the issuance, the listing and the financial servicing of the securities issued under this authorization as well as the exercise of their attached rights.

4. Effective immediately, this authorization supersedes any previous authorization of the Management Board to increase the authorized share capital by capitalization of premiums, reserves, profits or other, with respect to any part of the previous authorization still unused.

5. This authorization of the Management Board will be effective for twenty-six months from this date.

Resolution 14

(Authorize the Management Board to increase the share capital by issuing shares or securities giving immediate or future access to shares of the Company, in the event of a public takeover offer for Valeo stock)

The General Meeting, having the quorum and majority required for extraordinary general meetings, and having considered the report of the Management Board authorizes the Management Board to use, in accordance with the law, all or part of the authorizations granted in resolutions 10, 11 and 13 in the event of public takeover offers, exchange offers and any other type of public offer over securities issued by the Company, in compliance with applicable law and regulation, throughout the offer period.

This authorization will expire at the end of the General Meeting that votes on the financial statements for the period ending on December 31, 2002.

Resolution 15

(Approve a plan for a partial business transfer from Valeo to Equipment 10 of Valeo's clutch division and approval of its remuneration)

The General Meeting, having the quorum and majority required for extraordinary general meetings, and having considered the following:

- the agreement for a partial business transfer entered into between Valeo and the company Equipment 10, which is to be renamed "Valeo Embrayages", filed with the Clerk of the Tribunal of Commerce of Paris. Pursuant to this agreement, Valeo will contribute the assets and liabilities representing the entire and autonomous clutch activities of Valeo (listed in the agreement) to its subsidiary Equipment 10 (Valeo Embrayages), under certain conditions precedent listed in the agreement, as a partial business transfer subject to the divestment regime, effective retroactively on January 1, 2002. The assets are valued at 218,087,584 euro and the liabilities at 78,087,584 euro. In consideration thereof, Valeo will receive 9,333,333 shares with a par value of 15 euro each, entirely paid and giving right to dividend as of January 1, 2002, issued by Equipment 10 (Valeo Embrayages) through a share capital increase. The balance between the net value of the contribution and the amount of share capital increase, i.e., 5 euro, constitutes a contribution premium.
- the report of the Management Board to the General Meeting.
- the report of the auditors appointed by the President of the Tribunal of Commerce of Paris.

1. The General Meeting approves said partial business transfer subject to the divestment regime, its appraisal and in particular:

- all the provisions of the agreement relating to the partial business transfer and its exhibits;
- the granting to Valeo of 9,333,333 shares with par value of 15 euro each, entirely paid, that Equipment 10 (Valeo Embrayages) will issue through a share capital increase.

2. The General Meeting notes that the contribution will be complete when it will have been duly established that all the conditions precedent listed in the agreement have been met or that one and/or the other party has waived, in all or in part, those conditions precedent.

3. The General Meeting gives the Management Board all powers needed to complete the contribution, with the option to delegate in accordance with the law, in order to establish that the conditions precedent set forth in the agreement are met, or, if applicable, to renounce on behalf of the Company, in all or in part, to those conditions precedent. Consequently, the Management Board is empowered:

- if necessary and in any form, to reiterate the contribution made to Equipment 10 (Valeo Embrayages), to finalize all confirmatory, supplemental and corrective deeds that may be necessary, to complete all formalities to facilitate the transfer of the assets Valeo is contributing to Equipment 10 (Valeo Embrayages);
- to complete any forms, to make reports to the administrations concerned, as well as any notifications to whomever; in case of difficulty, to initiate or pursue any lawsuit;
- for the purposes above, to sign any deeds or documents, to elect legal residence, to replace and to delegate within these powers, and to do all that may be necessary.

Resolution 16

(Approve the proposed partial business transfer from Valeo to Equipment 9 of Valeo's friction materials division and approval of its remuneration)

The General Meeting, having the quorum and majority required for extraordinary general meetings, and having considered the following.

- the agreement for a partial business transfer entered into between Valeo and the company Equipment 9, which is to be renamed "Valeo Matériaux de Friction", filed with the Clerk of the Tribunal of Commerce of Paris. Pursuant to this agreement, Valeo will contribute the assets and liabilities representing the entire and autonomous friction materials activities of Valeo (listed in the agreement) to its subsidiary Equipment 9 (Valeo Matériaux de Friction), under certain conditions precedent listed in the agreement, as a partial business transfer subject to the divestment regime, effective retroactively on January 1, 2002. The assets are valued at 82,443,712 euro and the liabilities at 22,443,712 euro. In consideration thereof, Valeo will receive 4,000,000 shares with a par value of 15 euro each, entirely paid and giving rights to dividends as of January 1, 2002, to be issued by Equipment 9 (Valeo Matériaux de Friction) through a share capital increase;
- the report of the Management Board to the General Meeting; and
- the report of the auditors appointed by the President of the Tribunal of Commerce of Paris.

1. The General Meeting approves the partial business transfer subject to the divestment regime to Equipment 9 (Valeo Matériaux de Friction), its appraisal and in particular:

- all the provisions of the agreement relating to the partial business transfer and its exhibits;
- the granting to Valeo of 4,000,000 shares with a par value of 15 euro each, entirely paid, that Equipment 9 (Valeo Matériaux of Friction) will issue through a share capital increase.

2. The General Meeting notes that the contribution will be complete when it will have been duly established that all the conditions precedent listed in the agreement have been met or that one and/or the other party has renounced, in whole or in part, to those conditions precedent.

3. The General Meeting gives the Management Board all powers required to complete the contribution, with the option to delegate under the provisions of law, in order to establish that the conditions precedent in the agreement were met, or, if applicable, waive on behalf of the Company, in all or in part, the conditions precedent. Consequently, the Management Board is empowered:

- if necessary and in any form, to repeat the contribution made to Equipment 9 (Valeo Matériaux de Friction), to finalize all confirmatory, supplemental and corrective deeds that may be necessary, to complete all formalities to facilitate the transfer of the assets Valeo is contributing to Equipment 9 (Valeo Matériaux de Friction);
- to complete any forms, to make reports to the administrations concerned, as well as any notifications to whomever; in case of difficulty, to initiate or pursue any lawsuit;
- for the purposes above, to sign any deeds or documents, to elect legal residence, to replace and to delegate within these powers, and to do all that may be necessary.

Resolution 17

(Amend Article 3 of the bylaws (Company purpose))

The General Meeting, having the quorum and majority required for extraordinary general meetings, and having considered the report of the Management Board, amends the first paragraph of Article 3 of the bylaws as follows:

Former version:

"The purpose of the Company is as follows:

- the study, manufacturing, sale, trade and supply of all products, devices and services for the industry and retail sectors, likely to be manufactured and developed by the Company factories or of interest to its customers;
- and more generally, carrying out any transactions whatsoever, i.e., industrial, commercial, financial, real estate and securities transactions, sales, holding acquisition, contributions, etc., directly or indirectly related to the corporate purpose or likely to promote its extension or development."

New version:

"The purpose of the Company is:

- the study, manufacturing, sale, trade and supply of all products, devices and services for the industry and retail sectors, likely to be manufactured and developed by factories **of the Company and companies of its group** or of interest to **their** customers;
- and more generally, carrying out any transactions whatsoever, i.e., industrial, commercial, financial, real estate and securities transactions, sales, holding acquisition, contributions, etc., directly or indirectly related to the corporate purpose or likely to promote its extension or development."

Resolution 18

(Amend Article 9 of the bylaws (Transfer))

The General Meeting, having the quorum and majority required for extraordinary general meetings, and having considered the report of the Management Board, amends Article 9 of the bylaws as follows:

Former version:

"The shares will be freely transferable except if provided otherwise by law.

In the event of a share capital increase, the new shares will be transferable as of the implementation of said increase.

The Company may ask to be provided with information concerning its ownership structure and shareholding carrying immediate or future voting rights, at its own shareholders meetings in accordance with the laws and regulations in force.

In addition to the thresholds provided by Article L. 233-7 of the New Commercial Code, any individual or legal entity owning directly or indirectly, alone or together, a number of shares representing more than 2% of the share capital or voting rights of the Company, must notify the Company by registered letter with acknowledgement of receipt within fifteen days upon reaching the said 2% threshold, setting forth its name and the names of the persons acting jointly. This notification obligation also applies when holding additional fractions of 2% of the share capital or voting rights or when the threshold of 2%, or of a multiple of the latter, has been reduced and reached.

In the event of failure to fulfill the obligation set forth above, the sanctions under Article L. 233-14 of the New Commercial Code will be applied provided that the request for sanctions of one or several shareholders holding at least 2% of the share capital or voting rights is recorded in the minutes of the general shareholders meeting."

New version:

"**1.** The shares will be freely transferable except if provided otherwise by law.

In the event of a share capital increase, the new shares will be transferable as of the implementation of said increase.

2. To identify holders of shares in bearer form, the Company may request, **in accordance with the law, that any organization or intermediary provides information to identify holders of securities of the Company,** which confer present or future voting rights in its shareholder's meetings, **and especially the number of securities they hold.**

If these are registered certificates giving immediate or future access to share capital, the intermediary of record in accordance with the New Commercial Code must reveal the identities of the owners of these certificates, upon simple request of the Company or its representative, which may be presented at any time. Failure by the holders of certificates or the intermediaries to provide the information required above may, as set forth by law, lead to suspension or forfeiture of the right to vote and of the right to the distribution of dividends.

3. In addition to the thresholds provided by Article L. 233-7 of the New Commercial Code, any individual or legal entity owning directly or indirectly, alone or together, a number of shares representing more than 2% of the share capital or voting rights of the Company, must notify the Company by registered letter with acknowledgement of receipt within fifteen days upon reaching the said 2% threshold, setting forth its name and the names of the persons acting jointly. This notification obligation also applies when holding additional fractions of 2% of the share capital or voting rights or when the threshold of 2%, or of a multiple of the latter, has been reduced and reached.

The intermediary recorded as holding the shares in accordance with the third paragraph of Article L. 228-1 of the new Commercial Code is bound to make the reports required by this article for all the shares held on account, without prejudice to the obligations of the owners of the shares.

In the event of failure **to comply with the provisions** set forth above, the sanctions under Article L. 233-14 of the New Commercial Code will be applied provided that the request for sanctions of one or several shareholders holding at least 2% of the share capital or voting rights is recorded in the minutes of the general shareholders meeting."

Resolution 19

(Amend Article 17 of the bylaws (Supervisory Board))

The General Meeting, having the quorum and majority required for extraordinary general meetings, and having considered the report of the Management Board, amends Article 17, paragraph 1, of the bylaws as follows:

"1. The Management Board will be under the control of the Supervisory Board which will be composed of no less than three members and no more than **eighteen** members, except for temporary derogation in the event of mergers. The members consisting of either individuals or legal entities will be appointed by the General Shareholders Meeting which may remove them at any time."

Resolution 20

(Amend Article 23 of the bylaws (Duties and powers of the Supervisory Board))

The General Meeting, being convened with the quorum and the majority required for extraordinary general meetings, having considered the report of the Management Board, amends the eighth paragraph of Article 23.1 of the bylaws as follows:

Former version of the eighth paragraph of Article 23.1:

"It may authorize proposed agreements between the Company and a member of the Supervisory Board or of the Management Board and related agreements in accordance with Article L. 225-86 of the New Commercial Code."

New version of the eighth paragraph of Article 23.1:

"It may authorize the agreements **set forth in Article 26 below.**"

Resolution 21

(Amend Article 26 of the bylaws (Regulated agreements))

The General Meeting, being convened with the quorum and the majority required for extraordinary general meetings, having considered the report of the Management Board, amends Article 26 of the bylaws as follows:

Former version:

"Any agreement falling within the scope of Articles L.225-86 to L.225-89 of the New Commercial Code entered into between the Company and one of the members of the Management Board or Supervisory Board will be subject to the prior authorization of the Supervisory Board."

New version:

"Any **direct or indirect agreement between the Company and one of the members of the Management Board or the Supervisory Board, a shareholder holding more than 5% of the voting rights or, if a shareholding company, its parent company as defined in Article L.233-3 of the New Commercial Code,** will be subject to the prior authorization of the Supervisory Board.

The same applies to agreements in which one of the persons mentioned in the preceding paragraph is indirectly interested or if the agreement takes place between the Company and a company, if one of the members of the Management Board or the Supervisory Board of the Company is an owner, unlimited partner, manager, administrator, member of the Supervisory Board or, generally, a director of this business.

The provisions of the two paragraphs above do not apply to agreements bearing on current operations and signed under the normal conditions, which were submitted using the formalities provided for by Article L. 225-87 of the New Commercial Code."

Resolution 22

(Amend Article 30 of the bylaws (Attendance and representation at Meetings))

The General Meeting, being convened with the quorum and the majority required for extraordinary general meetings, having considered the report of the Management Board, amends the first paragraph of Article 30 of the bylaws as follows:

Former version:

"To be allowed to attend the meetings, the holders of registered shares must be recorded in the Company register at least five days before the date of the meeting; the holders of bearer shares must hand over at the place indicated on the notice of the meeting, at least five days before the date of the meeting, a certificate issued by the intermediary in charge of managing their securities in accordance with the law."

New version:

"To be allowed to attend the meetings, the holders of registered shares must be recorded in the Company register at least **two** days before the date of the meeting **and** the holders of bearer shares must hand over at the place indicated on the notice of the meeting, at least **two** days before the date of the meeting, a certificate issued by the intermediary in charge of managing their securities in accordance with the law."

Resolution 23

(Amend Article 33 of the bylaws (Quorum and majority/competence))

The General Meeting, being convened with the quorum and the majority required for extraordinary general meetings, having considered the report of the Management Board, adds a new and final paragraph to Article 33 of the bylaws as follows:

"If the Management Board decides to use telecommunications and publishes its decision to do so in the Notice of Meeting or the convening notice, shareholders participating by means of video conference or telecommunications that allow them to be identified in accordance with law and regulation will be considered present for the purposes of constituting a quorum and a majority."

Resolution 24

(Delegate powers to carry out formalities)

The General Meeting grants full powers to the bearer of an original, an extract or copy of the minutes of the Meeting to carry out all legal filing, publication and other formalities.

* * *

COMBINED SHAREHOLDERS' MEETING MAY 29, 2002
OR, IF NO QUORUM IS REACHED, JUNE 10, 2002.

Request for the documents and information

stipulated in Articles 133, 135 and 138 of Decree No. 67-236 of March 23, 1967

Return this application to the Securities and Brokerage Division of Société Générale - Shareholders' Meetings Department at 32, rue du Champ de Tir – PO Box 81236 – 44312 Nantes Cedex 3

The undersigned [1] ....

Family name (Mr., Mrs. or Miss) ....

First name ....

Street address ....

....

City .... Postal code ....

Owner of .... company-registered shares ....

.... bearer shares [2] or ....shares registered with a financial intermediary

wishes to receive the documents or information stipulated in Articles 133, 135 and 138 of Decree No. 67-236 of March 23, 1967 concerning the combined shareholders' meeting May 29, 2002 or, if no quorum is reached, June 10, 2002.

Done at .... on 2002

Shareholder's signature:

Pursuant to Article 138, paragraph 3 of Decree 67-236 of March 23, 1967, those holders of shares registered with the Company may request to have the aforementioned documents and information for future shareholders' meetings sent to them on a continuing basis.

(1) If an entity, indicate the precise corporate name.
(2) Attach a copy of the certificate issued by the intermediary in charge of managing your securities, certifying that your shares are not transferable.

Combined Shareholders' Meeting

to be held on May 29, 2002 at 4:00 p.m.
at Valeo headquarters 43 rue Bayen, 75017 Paris.

or, if no quorum is reached, **on June 10, 2002 at 4:00 p.m. at the CNIT Convention Center**

HOW CAN I TAKE PART?

Procedures for participating at the shareholders' meeting

Holders of registered shares must have their shares registered at least five days prior to the meeting in order to be entitled to attend or to be represented at this shareholders' meeting.

Holders of bearer shares shall request the authorized financial intermediary which administers their shares to certify in writing at least five days prior to the meeting that their shares are not transferable until the meeting date.

This certification must be sent to Société Générale - Service des Assemblées - BP 81236, 44312 Nantes Cedex 3.

How to vote

There are four ways to exercise your voting rights:

- Personally attend the general shareholders' meeting.
- Authorize the Chairman of the Management Board.
- Authorize a proxy (spouse or another Valeo shareholder).
- Vote by mail.

In any case, you must fill in the enclosed form and send it:

For bearer shares
- to the financial intermediary which administers the shares;

For registered shares
- to Société Générale - Service des Assemblées - BP 81236, 44312 Nantes Cedex 3.

If you intend to attend the shareholders' meeting in person, you must request an admission ticket. All you have to do is check box at the top of the form and date and sign it at the bottom. The application should be sent back as soon as possible.

If you choose not to attend the shareholders' meeting, you may choose one of the three following options. Check box B on the form, date and sign it at the bottom:

- to **vote by mail,** check the box "I am voting by mail" and vote for or against each resolution. In this case, you *may no longer attend the meeting or be represented;*
- to **authorize the Chairman of the Management Board,** check the box "I authorize the Chairman". In this case, your votes will be in favor of all resolutions proposed by the Management Board;
- to **authorize your spouse or another Valeo shareholder,** check the box "I authorize ___________" and identify the appointed person who shall attend the shareholders' meeting.

Valeo

IMPORTANT : avant d'exercer votre choix, veuillez prendre connaissance des instructions situées au verso / Before selecting, please see instructions on reverse side.

QUELLE QUE SOIT L'OPTION CHOISIE, DATER ET SIGNER AU BAS DU FORMULAIRE / *WHICHEVER OPTION IS USED, DATE AND SIGN AT THE BOTTOM OF THE FORM*

A. ▯ Je désire assister à cette assemblée et demande une carte d'admission : dater et signer au bas du formulaire / *I wish to attend the shareholder's meeting and request an admission card : date and sign at the bottom of the form.*

B. ▯ J'utilise le formulaire de vote par correspondance ou par procuration ci-dessous, selon l'une des 3 possibilités offertes / *I prefer to use the postal voting form or the proxy form as specified below.*

Valeo

ciété anonyme à Directoire et Conseil de Surveillance.
, rue Bayen - 75848 Paris Cedex 17 (France)
ıpital de 249 169 809 euros
2 030 967 R.C.S. Paris

ASSEMBLEE GENERALE MIXTE ORDINAIRE ET EXTRAORDINAIRE du 29 Mai 2002 (1ere convocation) ou du 10 Juin 2002 (2eme convocation)

COMBINED GENERAL MEETING of May 29, 2002 (1st calling) or June 10, 2002 (2nd calling)

CADRE RESERVE / *For Company's use only*

Identifiant / *Account*

Nombre d'actions / *Number of shares*: Nominatif / *Registered* — VS / *single vote*; VD / *double vote*; Porteur / *Bearer*

Nombre de voix / *Number of voting rights* :

▯ JE VOTE PAR CORRESPONDANCE / *I VOTE BY POST*

Cf. au verso renvoi (3) - *See reverse (3)*

vote OUI à tous les projets de résolutions présentés ou agréés le Conseil d'Administration ou le Directoire ou la Gérance, EXCEPTION de ceux que je signale en noircissant comme ci ■ la case correspondante et pour lesquels **je vote NON** je m'abstiens.

ote FOR all the draft resolutions approved by the Board of ectors EXCEPT those indicated by a shaded box - like this ■, wich I vote against or I abstain.

2 ▯	3 ▯	4 ▯	5 ▯	6 ▯	7 ▯	8 ▯	9 ▯
11 ▯	12 ▯	13 ▯	14 ▯	15 ▯	16 ▯	17 ▯	18 ▯
20 ▯	21 ▯	22 ▯	23 ▯	24 ▯			

Sur les projets de résolutions non agréés par le Conseil d'Administration ou le Directoire ou la Gérance, je vote en noircissant comme ceci ■ la case correspondant à mon choix.

On the draft resolutions not approved by the Board of Directors, I cast my vote by shading the box of my choice - like this ■.

	Oui/ Yes	Non/No Abst/Abs		Oui/ Yes	Non/No Abst/Abs
A	▯	▯	F	▯	▯
B	▯	▯	G	▯	▯
C	▯	▯	H	▯	▯
D	▯	▯	J	▯	▯
E	▯	▯	K	▯	▯

es amendements ou des résolutions nouvelles étaient présentés en assemblée / *In case amendments or new resolutions are proposed during the meeting.*

e donne pouvoir au Président de l'A.G. de voter en mon nom. / *I appoint the Chairman of the meeting to vote on my behalf*......... ▯

e m'abstiens (l'abstention équivaut à un vote contre). / *I abstain from voting (is equivalent to a vote against).* .... ▯

e donne procuration (cf. au verso renvoi 2) à M, Mme ou Mlle...
our voter en mon nom / *I appoint (see reverse (2)) M, Mrs or Miss / to vote on my behalf* ▯

JE DONNE POUVOIR AU PRÉSIDENT DE L'ASSEMBLÉE GÉNÉRALE

dater et signer au bas du formulaire, sans rien remplir

I HEREBY GIVE MY PROXY TO THE CHAIRMAN OF THE MEETING

date and sign the bottom of the form without completing it

cf. au verso renvoi (2) - *See reverse (2)*

▯ JE DONNE POUVOIR A : (soit le conjoint, soit un autre actionnaire - cf. renvoi (2) au verso) **pour me représenter à l'assemb**

/ I HEREBY APPOINT (you may give your PROXY either to your spouse or to another shareholder - see reverse (2)) ***to represent me at the above mentioned meeting.***

M, Mme ou Mlle / *Mr, Mrs or Miss*

Adresse / *Address*

ATTENTION : S'il s'agit de titres au porteur, les présentes instructions que vous avez données, ne seront valides que si les titres correspondants ont été immobilisés, dans les délais prévus, par l'établissement financier qui tient votre compte de titres.
CAUTION : concerning bearer shares, your vote or proxy will not be counted unless these shares have been blocked from trading by the subcustodian within the prescribed period.

Nom, Prénom, Adresse de l'actionnaire (si ces informations figurent déjà, les vérifier et les rectifier éventuelleme
- Surname, first name, address of the shareholder (if this information is already supplied, please verify and correct if necessar
Cf. au verso renvoi (1) - *See reverse (1)*

ır être prise en considération, toute formule doit parvenir au plus tard :
rder to be considered, this completed form must be returned at the latest

	sur 1re convocation / *on 1st notification*		sur 2e convocation / *on 2nd notification*	
ı BANQUE / *to the Bank*	24 / 05 / 2002	May 24, 2002	05 / 06 / 2002	June 05, 2002
ı SOCIÉTÉ / *to the Company*	27 / 05 / 2002	May 27, 2002	07 / 06 / 2002	June 07, 2002

Date & Signature

UTILISATION DU DOCUMENT

. **L'actionnaire désire assister personnellement à l'assemblée. Dans ce cas, il doit, au recto du document, cocher la case A puis dater et signer au bas du formulaire.**

. **A défaut, l'actionnaire peut utiliser le formulaire de vote * . Dans ce cas il doit, au recto du document, cocher la case B et choisir l'une des trois possibilités :**

↪ Voter par correspondance (cocher la case appropriée, puis dater et signer au bas du formulaire) ↪ donner pouvoir au Président de l'Assemblée Générale (dater et signer au bas du formulaire sans remplir) ↪ **donner pouvoir à une personne dénommée (cocher et compléter la case appropriée, dater et signer au bas du formulaire).**

QUELLE QUE SOIT L'OPTION CHOISIE la signature de l'actionnaire est indispensable

Le signataire est prié d'inscrire très exactement, dans la zone réservée à cet effet, ses nom (en majuscules d'imprimerie), prénom usuel et adresse ; si ces indications figurent déjà sur le formulaire, il est demandé au signataire de les vérifier et, éventuellement, de les rectifier.
ur les personnes morales, indiquer les nom, prénom et qualité du signataire.
le signataire n'est pas lui-même un actionnaire (exemple : Administrateur légal, Tuteur, etc.) il doit mentionner ses nom, prénom et la qualité en laquelle il signe le formulaire de vote.
formulaire adressé pour une Assemblée vaut pour les autres Assemblées successives convoquées avec le même ordre du jour (Art. 131-3-§3 du décret du 23 mars 1967).

)TE PAR CORRESPONDANCE

) Code de Commerce art. L 225-107 :

"Tout actionnaire peut voter par correspondance, au moyen d'un formulaire dont les mentions sont fixées par décret. Les dispositions contraires des statuts sont réputées non écrites.

Pour le calcul du quorum, il n'est tenu compte que des formulaires qui ont été reçus par la Société avant la réunion de l'Assemblée, dans les conditions de délais fixés par décret. Les formulaires ne donnant aucun sens de vote ou exprimant une abstention sont considérés comme des votes négatifs."

Si vous désirez voter par correspondance, vous devez obligatoirement cocher la case JE VOTE PAR CORRESPONDANCE au recto. Dans ce cas, il vous est demandé :

- **Pour les projets de résolutions proposés ou agréés par le Conseil d'Administration ou le Directoire ou la Gérance :**
- soit de voter "oui" pour l'ensemble des résolutions en ne noircissant aucune case.
- soit de voter "non" ou de vous "abstenir" (ce qui équivaut à voter "non") sur certaines ou sur toutes les résolutions en noircissant individuellement les cases correspondantes.
- **Pour les projets de résolutions non agréés par le Conseil d'Administration ou le Directoire ou la Gérance :**
- de voter résolution par résolution en noircissant la case correspondant à votre choix.

En outre, pour le cas où des amendements aux résolutions présentées ou des résolutions nouvelles seraient déposées lors de l'assemblée, il vous est demandé d'opter entre 3 solutions (pouvoir au Président de l'Assemblée Générale, abstention ou pouvoir à personne dénommée), en noircissant la case correspondante à votre choix.

POUVOIR AU PRÉSIDENT DE L'ASSEMBLÉE GÉNÉRALE OU POUVOIR A UNE PERSONNE DENOMMÉE

(2) Code de Commerce art. L 225-106 :

"Un actionnaire peut se faire représenter par un autre actionnaire ou par son conjoint.

Tout actionnaire peut recevoir les pouvoirs émis par d'autres actionnaires en vue d'être représenté à une Assemblée, sans autres limites que celles résultant des dispositions légales ou statutaires fixant le nombre maximal des voix dont peut disposer une même personne, tant en son nom personnel que comme mandataire. Avant chaque réunion de l'Assemblée générale des actionnaires, le Président du conseil d'administration ou le Directoire, selon le cas, peut organiser la consultation des actionnaires mentionnés à l'art. L 225-102 afin de leur permettre de désigner un ou plusieurs mandataires pour les représenter à l'Assemblée générale conformément aux dispositions du présent article. Cette consultation est obligatoire lorsque, les statuts ayant été modifiés en application de l'art. L 225-23 ou de l'art. L 225-71 l'Assemblée générale ordinaire doit nommer au Conseil d'Administration ou au Conseil de surveillance, selon le cas, un ou des salariés actionnaires ou membres des Conseils de surveillance des fonds communs de placement d'entreprise détenant des actions de la société. Les clauses contraires aux dispositions des alinéas précédents sont réputées non écrites.

Pour toute procuration d'un actionnaire sans indication de mandataire, le Président de l'Assemblée générale émet un vote favorable à l'adoption de projets de résolutions présentés ou agréés par le Conseil d'Administration ou le Directoire, selon le cas, et un vote défavorable à l'adoption de tous les autres projets de résolution. Pour émettre tout autre vote, l'actionnaire doit faire choix d'un mandataire qui accepte de voter dans le sens indiqué par le mandant".

texte des résolutions figure dans le dossier de convocation joint au présent formulaire (art. D 133) : ne pas utiliser à la fois : "JE VOTE PAR CORRESPONDANCE" et "JE DONNE POUVOIR A" (Art. D 133-8). La langue française fait foi.

: Si les informations contenues sur le présent formulaire sont utilisées pour un fichier nominatif informatisé, elles sont soumises aux prescriptions de la Loi 78-17 du 6 janvier 1978, notamment en ce qui concerne le droit d'accès et de rectification pouvant être exercé par l'intére[ssé]

INSTRUCTIONS FOR COMPLETION

. **If the shareholder wishes to attend the meeting personally, tick box A on the front of the document. Please also date and sign at the bottom of the form.**

. **Otherwise, the shareholder may use this form as a postal vote *.**

In this case check box B on the front of the form and choose one of the three possibilities :
- use the postal voting form (tick the appropriate box, date and sign below)
- give your proxy to the Chairman of the meeting (date and just sign at the bottom of the form without filling in)
- give your proxy to another shareholder (tick and fill in the appropriate box, date and sign below).

WHICHEVER OPTION IS USED the shareholder's signature is necessary

) The shareholder should write his exact name and address in capital letters in the space provided ; if this information is already supplied, please verify and correct if necessary. If the shareholder is a legal entity, the signatory should indicate his full name and the capacity in which he is entitled to sign [on th]e legal entity's behalf. If the signatory is not the shareholder (e.g. a legal guardian, etc.), please specify your full name and the capacity in which you are signing the proxy.
[Th]e form sent for one meeting will be valid for all meetings subsequently convened with the same agenda (art. 131-3§3 of March 23, 1967 law)

)STAL VOTING FORM

) Code de Commerce art. L 225-107 : "A shareholder can vote by post by using a postal voting form determined by law. Any other methods are deemed to be invalid".

Only the forms received by the Company before the meeting, within the time limit and conditions determined by law, are valid to calculate the quorum. The forms giving no voting direction or indicating abstention are deemed to vote against."

If you wish to use the postal voting form, you must tick the box on the front of the document : "I VOTE BY POST"

In such event, please comply with the following instructions :

- **For the resolutions proposed or agreed by the Board, you can :**
- either vote "for" for all the resolutions by leaving the boxes blank
- or vote "against" or "abstention" (which is equivalent to voting against) by shading boxes of your choice
- **For the resolutions not agreed by the Board, you can :**
- vote resolution by resolution by shading the appropriate boxes.

In case of amendments or new resolutions during the shareholder meeting you are requested to choose between three possibilities (proxy to the chairman of the meeting , abstention or proxy to another shareholder) by shading the appropriate box.

PROXY TO THE CHAIRMAN OF THE MEETING OR PROXY TO ANOTHER SHAREHOLDER

(2) Code de Commerce art. L 225-106 : "A shareholder can have himself/herself represented by another or by his/her spouse".

Any shareholder can receive proxies issued by the other shareholders to have themselves represented at a meeting, without any other limitations than those laid down by the law or by the articles of association fixing the maximum number of votes to which a person is entitled both in his/her own name or a proxy. Before each shareholder's meeting, the Chairman of the Board of Directors or the Executive Board, may consult the shareholders listed in art. L 225-102 in order to allow them to designate one or several proxies to represent them at the shareholders' meeting in accordance with this article. Such consultation is obligatory when the articles of association, having been modified pursuant to art. L 225-23 or L 225-7[1] require the shareholders' ordinary meeting to appoint to the Board of Directors or the Executive Board, one or more shareholder employees or members of the Executive Board of a pension fund holding shares in the company. The clauses in contradiction with the provisions of the foregoing paragraphs are deemed to be invalid. **When proxies do not indicate the name of the appointed proxy, the chairman of the meeting will vote the proxy in favor of the adoption of the draft resolutions presented or approved by the Board of Directors or the Executive Board, and will vote the proxy against the adoption of all the other draft resolutions. To give any other vote, the shareholder must choose a proxy who accepts to vote as he/she indicates.**

[Th]e text of the resolutions are in the notification of the meeting which is sent with this proxy (art. D 133) : please do not use both "I VOTE BY POST" and "I HEREBY APPOINT" (art. D 133-8). The French version of this document governs ; the English translation is for convenience only.

If any information included in this form is used for a computer file, it is protected by the provisions of law 78-17 of January 6, 1978, especially about rights of acce[ss] a[nd] alteration th[at] can be [ex]erci[se]d by interested parties.